Novartis Third Quarter and Nine Months 2025

Condensed Interim Financial Report – Supplementary Data

NOVARTIS | Reimagining Medicine

Novartis Third Quarter and Nine Months 2025 Condensed Interim Financial Report – Supplementary Data

INDEX
Page
OPERATING PERFORMANCE REVIEW
3
CASH FLOW AND BALANCE SHEET
10
INNOVATION REVIEW
14
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated income statements
16
Consolidated statements of comprehensive income
18
Consolidated balance sheets
19
Consolidated statements of changes in equity
20
Consolidated statements of cash flows
22
Notes to condensed interim consolidated financial statements
24
SUPPLEMENTARY INFORMATION
42
CORE RESULTS - Reconciliation from IFRS® Accounting Standards results to non-IFRS measure core results
44
NON-IFRS MEASURE FREE CASH FLOW
47
ADDITIONAL INFORMATION
Net debt
49
Share information
49
Effects of currency fluctuations
50
DISCLAIMER
51

Operating performance review
Key figures
Third quarter and nine months
(USD millions unless indicated otherwise)	Q3 2025 USD m	Q3 2024 USD m	% change USD	% change cc 1	9M 2025 USD m	9M 2024 USD m	% change USD	% change cc 1

Net sales to third parties	13 909	12 823	8	7	41 196	37 164	11	11

Other revenues	449	349	29	27	1 618	1 000	62	61

Cost of goods sold	-3 539	-3 234	-9	-6	-10 088	-9 503	-6	-5

Gross profit	10 819	9 938	9	8	32 726	28 661	14	15

Selling, general and administration	-3 308	-3 134	-6	-4	-9 808	-9 065	-8	-8

Research and development	-2 944	-2 392	-23	-19	-8 037	-7 180	-12	-10

Other income	269	355	-24	-31	1 043	877	19	14

Other expense	-335	-1 140	71	74	-1 896	-2 279	17	19

Operating income	4 501	3 627	24	27	14 028	11 014	27	31

% of net sales	32.4	28.3			34.1	29.6

Loss from associated companies	-4	-4	0	3	-10	-35	71	74

Interest expense	-281	-264	-6	-7	-840	-731	-15	-16

Other financial income and expense	-20	26	nm	nm	-44	107	nm	nm

Income before taxes	4 196	3 385	24	26	13 134	10 355	27	29

Income taxes	-266	-200	-33	-35	-1 571	-1 236	-27	-29

Net income	3 930	3 185	23	25	11 563	9 119	27	29

Basic earnings per share (USD)	2.04	1.58	29	31	5.94	4.50	32	35

Net cash flows from operating activities	6 571	6 286	5		16 880	13 426	26

Non-IFRS measures [1]

Free cash flow	6 217	5 965	4		15 941	12 618	26

Core operating income	5 460	5 145	6	7	16 960	14 635	16	18

% of net sales	39.3	40.1			41.2	39.4

Core net income	4 330	4 133	5	6	13 522	11 822	14	17

Core basic earnings per share (USD)	2.25	2.06	9	10	6.94	5.83	19	21

[1] Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 42. Unless otherwise noted, all growth rates in this release refer to same period in prior-year.

nm = not meaningful

Strategy
Our focus
Novartis is a “pure-play” innovative medicines company. We have a clear focus on four core therapeutic areas (cardiovascular-renal-metabolic, immunology, neuroscience and oncology), with multiple significant in-market and pipeline assets in each of these areas, that address high disease burden and have substantial growth potential. In addition to two established technology platforms (chemistry and biotherapeutics), three emerging platforms (gene & cell therapy, radioligand therapy and xRNA) are being prioritized for continued investment into new R&D capabilities and manufacturing scale. Geographically, we are focused on growing in our priority geographies – the US, China, Germany and Japan.
Our priorities
1. Accelerate growth: Renewed attention to deliver high-value medicines (NMEs) and focus on launch excellence, with a rich pipeline across our core therapeutic areas.
2. Deliver returns: Continuing to embed operational excellence and deliver improved financials. Novartis remains disciplined and shareholder-focused in our approach to capital allocation, with substantial cash generation and a strong capital structure supporting continued flexibility.
3. Strengthen foundations: Unleashing the power of our people, scaling data science and technology and continuing to build trust with society.
Financials
Third quarter
Net sales
Net sales were USD 13.9 billion (+8%, +7% cc), with volume contributing 16 percentage points to growth. Generic competition had a negative impact of 7 percentage points and pricing had a negative impact of 2 percentage points, driven by revenue deduction adjustments mainly in the US. Currency had a positive impact of 1 percentage point. Sales in the US were USD 6.0 billion (+12%) and in the rest of the world USD 7.9 billion (+6%, +4% cc).
Sales growth was mainly driven by continued strong performance from Kisqali (USD 1.3 billion, +69%, +68% cc), Kesimpta (USD 1.2 billion, +46%, +44% cc), Pluvicto (USD 564 million, +46%, +45% cc) and Scemblix (USD 358 million, +97%, +95% cc), partly offset by generic competition.
In the US (USD 6.0 billion, +12%), sales growth was mainly driven by Kisqali, Kesimpta, Pluvicto and Scemblix, partly offset by generic competition, mainly for Promacta, Tasigna and Entresto. In Europe (USD 4.3 billion, +7%, +2% cc), sales growth was mainly driven by Kesimpta, Kisqali and Entresto, partly offset by generic competition, mainly for Tasigna and Lucentis. Sales in emerging growth markets were USD 3.4 billion (+3%, +5% cc), including USD 1.0 billion of sales from China (-3%, -3% cc).
Operating income
Operating income was USD 4.5 billion (+24%, +27% cc), mainly driven by higher net sales and lower impairments, partly offset by higher R&D investments. Operating income margin was 32.4% of net sales, increasing 4.1 percentage points (5.1 percentage points cc). Other revenue as a percentage of net sales increased by 0.5 percentage points (0.6 percentage points cc). Cost of goods sold as a percentage of net sales increased by 0.2 percentage points (decreased by 0.2 percentage points cc). R&D expenses as a percentage of net sales increased by 2.5 percentage points (2.1 percentage points cc). SG&A expenses as a percentage of net sales decreased by 0.6 percentage points (0.7 percentage points cc). Other income and expense as a percentage of net sales increased the margin by 5.7 percentage points (5.7 percentage points cc).
Core adjustments were USD 1.0 billion, mainly from amortization, compared with USD 1.5 billion in the prior-year quarter. Core adjustments decreased compared with the prior-year quarter, mainly due to lower impairment.
Core operating income was USD 5.5 billion (+6%, +7% cc), mainly driven by higher net sales, partly offset by higher R&D investments. Core operating income margin was 39.3% of net sales (-0.8 percentage points, stable in cc). Core other revenue as a percentage of net sales increased by 0.6 percentage points (cc). Core cost of goods sold as a percentage of net sales increased by 0.6 percentage points (cc). Core R&D expenses as a percentage of net sales increased by 0.8 percentage points (cc). Core SG&A expenses as a percentage of net sales decreased by 0.7 percentage points (cc). Core other income and expense as a percentage of net sales increased the margin by 0.1 percentage points (cc).
Interest expense and other financial income and expense
Interest expense amounted to USD 281 million compared with USD 264 million in the prior-year quarter.
Other financial income and expense amounted to an expense of USD 20 million compared with an income of USD 26 million in prior-year quarter.
Core other financial income and expense amounted to an expense of USD 7 million compared with an income of USD 56 million in prior-year quarter, mainly due to lower interest income and higher currency losses.
Income taxes
The tax rate in the third quarter was 6.3% compared with 5.9% in the prior-year quarter. The current-year tax rate was favorably impacted by the remeasurement of deferred tax balances following tax law changes, primarily in the US, and the effect of adjusting the current-year tax rate to the estimated full-year tax rate, which was lower than previously estimated, partially offset by prior-year items. The prior-year tax rate was favorably impacted by changes in uncertain tax positions, the recognition of deferred tax assets on prior-years’ tax credit carryforwards and the effect of adjusting the current-year tax rate to the estimated full-year tax rate, which was lower than previously estimated, partially offset by a non-deductible impairment of goodwill. Excluding these impacts, the current and prior-year tax rate would have been 14.3% and 15.1%, respectively. The decrease from the prior year was mainly the result of a change in profit mix.
The core tax rate (core taxes as a percentage of core income before tax) was 16.2% in both the current and prior-year quarter.
Net income, EPS and free cash flow
Net income was USD 3.9 billion (+23%, +25% cc), mainly driven by higher operating income. EPS was USD 2.04 (+29%, +31% cc), benefiting from the lower weighted average number of shares outstanding.
Core net income was USD 4.3 billion (+5%, +6% cc), mainly due to higher core operating income, partly offset by other core financial income and expense. Core EPS was USD 2.25 (+9%, +10% cc), benefiting from the lower weighted average number of shares outstanding.
Net cash flows from operating activities amounted to USD 6.6 billion, compared with USD 6.3 billion in the prior-year quarter. Free cash flow amounted to USD 6.2 billion (+4% USD), compared with USD 6.0 billion in the prior-year quarter, driven by higher net cash flows from operating activities.
Nine months
Net sales
Net sales were USD 41.2 billion (+11%, +11% cc), with volume contributing 14 percentage points to growth. Generic competition had a negative impact of 3 percentage points, while pricing and currency had no impact. Sales in the US were USD 18.0 billion (+19%) and in the rest of the world USD 23.2 billion (+5%, +6% cc).
Sales growth was mainly driven by continued strong performance from Kisqali (USD 3.5 billion, +62%, +63% cc), Kesimpta (USD 3.2 billion, +41%, +40% cc), Entresto (USD 6.5 billion, +15%, +15% cc), Scemblix (USD 894 million, +85%, +84% cc) and Pluvicto (USD 1.4 billion, +33%, +33% cc), partly offset by generic competition, mainly for Lucentis, Tasigna and Promacta.
In the US (USD 18.0 billion, +19%), sales growth was mainly driven by Kisqali, Kesimpta, Entresto, Scemblix and Pluvicto, partly offset by the impact of generic competition, mainly for Promacta and Tasigna. In Europe (USD 12.3 billion, +6%, +4% cc), sales growth was mainly driven by Kesimpta, Entresto, Pluvicto, Kisqali and Leqvio, partly offset by generic competition, mainly for Lucentis and Gilenya. Sales in emerging growth markets were USD 10.5 billion (+5%, +8% cc), including USD 3.2 billion of sales from China (+4%, +5% cc).

Operating income
Operating income was USD 14.0 billion (+27%, +31% cc), mainly driven by higher net sales and lower impairments, partly offset by higher investments behind priority brands and launches. Operating income margin was 34.1% of net sales, increasing 4.5 percentage points (5.3 percentage points cc). Other revenue as a percentage of net sales increased by 1.2 percentage points (1.2 percentage points cc). Cost of goods sold as a percentage of net sales decreased by 1.1 percentage points (1.5 percentage points cc). R&D expenses as a percentage of net sales increased by 0.2 percentage points (decreased by 0.2 percentage points cc). SG&A expenses as a percentage of net sales decreased by 0.6 percentage points (0.8 percentage points cc). Other income and expense as a percentage of net sales increased the margin by 1.8 percentage points (1.6 percentage points cc).
Core adjustments were USD 2.9 billion, mainly due to amortization, compared with USD 3.6 billion in the prior-year period. Core adjustments decreased compared with the prior year, mainly due to lower impairments.
Core operating income was USD 17.0 billion (+16%, +18% cc), mainly driven by higher net sales, partly offset by higher investments behind priority brands and launches. Core operating income margin was 41.2% of net sales, increasing 1.8 percentage points (2.5 percentage points cc). Core other revenue as a percentage of net sales increased by 0.4 percentage points (cc). Core cost of goods sold as a percentage of net sales decreased by 0.5 percentage points (cc). Core R&D expenses as a percentage of net sales decreased by 0.4 percentage points (cc). Core SG&A expenses as a percentage of net sales decreased by 0.8 percentage points (cc). Core other income and expense as a percentage of net sales increased the margin by 0.4 percentage points (cc).
Interest expense and other financial income and expense
Interest expense amounted to USD 840 million compared with USD 731 million in the prior year.
Other financial income and expense amounted to an expense of USD 44 million compared with an income of USD 107 million in the prior year, mainly due to lower interest and other financial income, and higher currency losses, partially offset by lower monetary losses from hyperinflation accounting.
Core other financial income and expense amounted to an income of USD 26 million compared with USD 212 million in the prior year, mainly due to lower interest income and higher currency losses.
Income taxes
The tax rate in the first nine months was 12% compared with 11.9% in the prior year. The current-year tax rate was favorably impacted by changes in uncertain tax positions and the remeasurement of deferred tax balances following tax law changes, primarily in Switzerland and the US, partially offset by prior-year items and other items. The prior-year tax rate was favorably impacted by changes in uncertain tax positions and the recognition of deferred tax assets on prior-years’ tax credit carryforwards, partially offset by the effect of a non-deductible impairment of goodwill. Excluding these impacts, the current and prior-year tax rate would have been 14.3% and 15.1%, respectively. The decrease from the prior year was mainly the result of a change in profit mix.
The core tax rate (core taxes as a percentage of core income before tax) was 16.2% in both the current and prior-year period.
Net income, EPS and free cash flow
Net income was USD 11.6 billion (+27%, +29% cc), mainly driven by higher operating income. EPS was USD 5.94 (+32%, +35% cc), benefiting from the lower weighted average number of shares outstanding.
Core net income was USD 13.5 billion (+14%, +17% cc), mainly due to higher core operating income. Core EPS was USD 6.94 (+19%, +21% cc), benefiting from the lower weighted average number of shares outstanding.
Net cash flows from operating activities amounted to USD 16.9 billion, compared with USD 13.4 billion in the prior-year period. Free cash flow amounted to USD 15.9 billion (+26% USD), compared with USD 12.6 billion in the prior-year period, driven by higher net cash flows from operating activities.

Product commentary (relating to Q3 performance)
Cardiovascular, RENAL and METABOLIC
	Q3 2025	Q3 2024	% change	% change	9M 2025	9M 2024	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Cardiovascular, renal and metabolic
Entresto	1 877	1 865	1	-1	6 495	5 642	15	15

Leqvio	308	198	56	54	863	531	63	61

Total cardiovascular, renal and metabolic	2 185	2 063	6	4	7 358	6 173	19	19

Entresto (USD 1 877 million, +1%, -1% cc) sales grew ex-US, where the product is approved for heart failure globally as well as hypertension in China and Japan. Growth ex-US was offset by a decline in the US, where FDA-approved generics have now launched. Novartis is in US litigation with a generic manufacturer and FDA to protect its Entresto IP and regulatory rights.
Leqvio (USD 308 million, +56%, +54% cc) sales grew across all regions. Focus remains on increased account and patient adoption and continuing medical education. Leqvio is registered in more than 107 countries worldwide and commercially available in 87 countries. Novartis obtained global rights to develop, manufacture and commercialize Leqvio under a license and collaboration agreement with Alnylam Pharmaceuticals.
Immunology
	Q3 2025	Q3 2024	% change	% change	9M 2025	9M 2024	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Immunology
Cosentyx	1 698	1 693	0	-1	4 861	4 545	7	7
excl. revenue deduction adjust. [1]			5	4			9	9

Ilaris	473	372	27	26	1 369	1 096	25	24

Xolair [2]	440	418	5	3	1 339	1 244	8	8

Total immunology	2 611	2 483	5	4	7 569	6 885	10	10

[1] Sales growth impacted by a one-time revenue deduction adjustment in the US
[2] Net sales to third parties reflect Xolair sales for all indications.
Cosentyx (USD 1 698 million, 0%, -1% cc) sales were broadly stable. Strong volume growth in the US was partially offset by higher revenue deductions, including a one-time adjustment related to prior quarters (USD 74 million). Ex-US sales declined due to a one-time price effect in the prior year. Since initial approval in 2015, Cosentyx has shown sustained efficacy and a robust safety profile, treating more than 1.8 million patients across 8 indications. Novartis remains confident in Cosentyx USD 8 billion+ peak sales guidance.
Ilaris (USD 473 million, +27%, +26% cc) sales grew across all major geographies, led by the US, Europe and Japan, with continued momentum in the Periodic Fever Syndromes and Still’s disease indications.
Xolair (USD 440 million, ex-US +5%, +3% cc) sales grew driven by the CSU indication, with contributions from Europe and emerging growth markets. A biosimilar was introduced in some European markets in September. Novartis co-promotes Xolair with Genentech in the US and shares a portion of revenue as operating income but does not record any US sales.
Neuroscience
	Q3 2025	Q3 2024	% change	% change	9M 2025	9M 2024	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Neuroscience
Kesimpta	1 222	838	46	44	3 198	2 274	41	40

Zolgensma	301	308	-2	-5	925	952	-3	-4

Aimovig	86	79	9	2	245	232	6	3

Total neuroscience	1 609	1 225	31	29	4 368	3 458	26	26

Kesimpta (USD 1 222 million, +46%, +44% cc) sales grew across all regions driven by increased demand and strong access. Kesimpta is a high efficacy B-cell therapy with a favorable safety and tolerability profile and at-home self-administration for a broad population of RMS patients. Kesimpta is now approved in 94 countries with more than 155,000 patients treated.
Zolgensma (USD 301 million, -2%, -5% cc) sales declined reflecting a lower incidence of SMA compared with the prior year. Zolgensma is now approved in 62 countries, with over 5,000 patients treated globally through clinical trials, early access programs and commercial use.
Aimovig (USD 86 million, +9%, +2% cc) sales grew driven by increased demand for migraine prevention. Novartis commercializes Aimovig ex-US and ex-Japan, while Amgen retains all rights in the US and Japan.
ONCOLOGY
	Q3 2025	Q3 2024	% change	% change	9M 2025	9M 2024	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Oncology
Kisqali	1329	787	69	68	3 462	2 131	62	63

Tafinlar + Mekinist [1]	550	534	3	1	1 675	1 531	9	9

Jakavi	539	500	8	4	1 555	1 449	7	6

Promacta/Revolade	362	569	-36	-38	1 410	1 633	-14	-14

Pluvicto	564	386	46	45	1 389	1 041	33	33

Tasigna	221	419	-47	-48	925	1 260	-27	-26

Scemblix	358	182	97	95	894	482	85	84

Lutathera	213	190	12	11	613	534	15	14

Fabhalta [2]	149	44	239	236	350	72	nm	nm

Piqray/Vijoice	90	111	-19	-19	301	340	-11	-11

Total oncology	4 375	3 722	18	16	12 574	10 473	20	20

[1] Majority of sales for Mekinist and Tafinlar are combination, but both can be used as monotherapy.
[2] Net sales to third parties reflect Fabhalta sales for all indications.
nm = not meaningful
Kisqali (USD 1 329 million, +69%, +68% cc) sales grew strongly across all regions, including +91% growth in the US, reflecting continued share gains in HR+/HER2- metastatic breast cancer (mBC), as well as leading NBRx share in HR+/HER2- early breast cancer (eBC). Kisqali performance is underpinned by increasing recognition of the overall survival benefit consistently demonstrated across all Phase III clinical trials in mBC, Category 1 preferred NCCN Guidelines recommendation and highest ESMO magnitude of clinical benefit score in both mBC and eBC.
Tafinlar + Mekinist (USD 550 million, +3%, +1% cc) sales grew across most regions, driven by demand in BRAF+ adjuvant melanoma, NSCLC and tumor agnostic indications, while maintaining demand in the highly competitive BRAF+ metastatic melanoma market.
Jakavi (USD 539 million, +8%, +4% cc) sales grew across all regions driven by sustained demand across indications. Incyte retains all rights to ruxolitinib (Jakafi®) in the US.
Promacta/Revolade (USD 362 million, -36%, -38% cc) declined due to discontinued promotion in most markets and generic entry in the US in Q2 2025. Sales ex-US were stable in Q3 following generic entry in Europe in September 2025.
Pluvicto (USD 564 million, +46%, +45% cc) showed sustained demand growth in the US following the pre-taxane metastatic castration-resistant prostate cancer (mCRPC) approval, as well as continued access expansion ex-US in the post-taxane mCRPC setting, with 25 countries now approved including Japan. Pluvicto is the only PSMA-targeted radioligand therapy approved by the FDA and Japan’s PMDA to significantly delay progression after one ARPI and before chemotherapy for the treatment of adult patients with progressive, PSMA+ mCRPC.
Tasigna (USD 221 million, -47%, -48% cc) sales declined due to lower demand and increasing competition including recent generic entry in the US and ex-US.
Scemblix (USD 358 million, +97%, +95% cc) sales grew across all regions, demonstrating the continued high unmet need for treatment options with high efficacy and tolerability for adult CML patients previously treated with two or more tyrosine kinase inhibitors, as well as strong momentum from the early-line indication in the US and Japan. As of Q3 2025, 26 ex-US markets have secured approval in early lines, including China and Switzerland.
Lutathera (USD 213 million, +12%, +11% cc) sales grew mainly in the US, Japan and Europe due to increased demand and earlier-line adoption (within indication) in the US and Japan. Novartis is in US patent litigation with manufacturers having FDA applications referencing Lutathera.

Fabhalta (USD 149 million, +239%, +236% cc) sales grew driven by market share gains in PNH globally as well as continued launch progress in IgAN and C3G in the US.
Piqray/Vijoice (USD 90 million, -19%, -19% cc) sales declined, driven by increased competition for Piqray across all markets.
Established BRANDS
	Q3 2025	Q3 2024	% change	% change	9M 2025	9M 2024	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Established brands
Sandostatin Group	302	305	-1	-1	922	973	-5	-5

Exforge Group	176	174	1	0	546	544	0	2

Lucentis	148	245	-40	-42	510	834	-39	-39

Diovan Group	143	150	-5	-5	447	450	-1	0

Galvus Group	126	159	-21	-20	373	458	-19	-16

Kymriah	97	102	-5	-7	296	335	-12	-12

Contract manufacturing	396	279	42	36	1 015	829	22	20

Other	1 741	1 916	-9	-8	5 218	5 752	-9	-7

Total established brands	3 129	3 330	-6	-6	9 327	10 175	-8	-7

Sandostatin Group (USD 302 million, -1%, -1% cc) declined slightly, primarily due to erosion from generic competition.
Exforge Group (USD 176 million, +1%, 0% cc) sales were broadly stable, as growth mainly in China was offset by a decline in Europe.
Lucentis (USD 148 million, ex-US -40%, -42% cc) sales declined, mainly due to increased competition. Novartis only commercializes Lucentis in markets ex-US.
Diovan Group (USD 143 million, -5%, -5% cc) sales declined in most markets due to competition.
Galvus Group (USD 126 million, -21%, -20% cc) sales declined mainly due to continued competition.
Kymriah (USD 97 million, -5%, -7% cc) sales declined across most markets, partly offset by increased uptake in the follicular lymphoma indication ex-US.

Cash Flow and Balance Sheet
Cash flow
Third quarter
Net cash flows from operating activities amounted to USD 6.6 billion, compared with USD 6.3 billion in the prior-year quarter. This increase was mainly driven by higher net income, adjusted for non-cash items and other adjustments, as well as favorable changes in working capital. These were partly offset by lower net other financial receipts, and increased outflows from net interest paid and income taxes paid.
Net cash outflows used in investing activities amounted to USD 0.9 billion, compared with USD 0.4 billion in the prior-year quarter.
In the current-year quarter, net cash outflows used in investing activities were mainly driven by USD 0.5 billion for purchases of intangible assets and USD 0.4 billion for purchases of property, plant and equipment.
In the prior-year quarter, net cash outflows used in investing activities of USD 0.4 billion were mainly driven by USD 0.5 billion for purchases of intangible assets and USD 0.3 billion for purchases of property, plant and equipment. These were partly offset by cash inflows of USD 0.2 billion from the sale of financial assets, and by net proceeds of USD 0.3 billion from marketable securities and time deposits, mainly due to the maturity of time deposits.
Net cash outflows used in financing activities amounted to USD 2.8 billion, compared with USD 0.4 billion in the prior-year quarter.
In the current-year quarter, net cash outflows used in financing activities were mainly driven by USD 2.3 billion for net treasury share transactions and USD 0.4 billion for the net decrease in current and non-current financial debts.
In the prior-year quarter, net cash outflows used in financing activities amounted to USD 0.4 billion. These were driven by the cash outflows of USD 4.1 billion, mainly driven by USD 2.8 billion for net treasury share transactions, the change in current financial debts of USD 0.8 billion, and the repayments of other current financial debts of USD 0.3 billion. These cash outflows were partly offset by cash inflows of USD 3.7 billion from the issuance of US dollar denominated bonds with a notional amount of USD 3.7 billion.
Free cash flow amounted to USD 6.2 billion (+4% USD), compared with USD 6.0 billion in the prior-year quarter, driven by higher net cash flows from operating activities.
Nine months
Net cash flows from operating activities amounted to USD 16.9 billion, compared with USD 13.4 billion in the prior-year period. This increase was mainly driven by higher net income, adjusted for non-cash items and other adjustments, as well as favorable changes in working capital.
Net cash outflows used in investing activities amounted to USD 2.8 billion, compared with USD 4.5 billion in the prior-year period.
In the current-year period, net cash outflows used in investing activities were mainly driven by USD 1.9 billion for purchases of intangible assets and by USD 1.6 billion for acquisitions applying the optional concentration test, net of USD 0.1 billion in cash acquired (Anthos Therapeutics, Inc. for USD 0.8 billion and Regulus Therapeutics Inc. for USD 0.8 billion). Cash outflows for purchases of property, plant and equipment amounted to USD 0.9 billion. These cash outflows were partly offset by the net proceeds of USD 1.8 billion from marketable securities and time deposits, mainly due to the maturity of time deposits.
In the prior-year period, net cash outflows used in investing activities of USD 4.5 billion were mainly driven by USD 3.6 billion for acquisitions and divestments of businesses, including the acquisition of Mariana Oncology Inc. for USD 1.0 billion (USD 1.04 billion, net of cash acquired of USD 80 million) and the acquisition of MorphoSys AG for USD 2.3 billion (USD 2.5 billion, net of cash acquired of USD 0.2 billion). Cash outflows for purchases of intangible assets amounted to USD 1.9 billion, purchases of property, plant and equipment amounted to USD 0.8 billion, and purchases of financial assets amounted to USD 0.1 billion. These were partly offset by cash inflows of USD 0.9 billion from the sale of financial assets (including USD 0.7 billion proceeds from the sale of

Sandoz Group AG shares by consolidated foundations), and by net proceeds of USD 1.0 billion from marketable securities, commodities and time deposits, mainly due to the maturity of time deposits.
Net cash outflows used in financing activities amounted to USD 16.6 billion, compared with USD 8.7 billion in the prior-year period.
In the current-year period, net cash outflows used in financing activities were mainly driven by USD 7.8 billion for the annual dividend payment and USD 7.7 billion for net treasury share transactions. Cash outflows also included USD 1.6 billion for the repayment of two bonds at maturity, comprising a US dollar denominated bond with a notional amount of USD 1.0 billion and a Swiss franc denominated bond with a notional amount of CHF 0.5 billion, equivalent to USD 0.6 billion. Cash outflows for lease liabilities amounted to USD 0.2 billion. These cash outflows were partly offset by cash inflows of USD 1.0 billion from the net increase in current and non-current financial debts.
The prior-year period net cash outflows used in financing activities of USD 8.7 billion were mainly driven by USD 7.6 billion for the annual dividend payment, USD 5.5 billion for net treasury share transactions, the USD 2.15 billion repayment of a US dollar bond at maturity, and the USD 0.3 billion repayments of other current financial debts. These cash outflows were partly offset by cash inflows from the issuance of bonds totaling USD 6.1 billion (denominated in US dollars with a notional amount of USD 3.7 billion and in Swiss francs with a notional amount of CHF 2.2 billion, equivalent to USD 2.5 billion). The change in current financial debts resulted in net cash inflows of USD 1.0 billion.
Free cash flow amounted to USD 15.9 billion (+26% USD), compared with USD 12.6 billion in the prior-year period, driven by higher net cash flows from operating activities.

Balance sheet
Assets
Total non-current assets of USD 79.1 billion increased by USD 6.5 billion compared with December 31, 2024.
Intangible assets other than goodwill increased by USD 2.1 billion, mainly due to acquisitions applying the optional concentration test (Anthos Therapeutics, Inc., Regulus Therapeutics Inc. and a private clinical-stage biotech company), additions, and favorable currency translation adjustments, partially offset by amortization.
Goodwill increased by USD 0.8 billion, due to favorable currency translation adjustments.
Property, plant and equipment increased by USD 1.0 billion, mainly due to additions and favorable currency translation adjustments, partially offset by depreciation.
Other non-current assets increased by USD 1.3 billion, mainly due to an increase in prepaid post-employment benefit plans, driven by an increase in the fair value of plan assets, a higher discount rate used in calculating the actuarial defined benefit obligations, and favorable currency translation effects.
Deferred tax assets increased by USD 1.2 billion. Right-of-use assets, investments in associated companies, and financial assets were broadly in line with December 31, 2024.
Total current assets of USD 28.2 billion decreased by USD 1.5 billion compared with December 31, 2024.
Cash and cash equivalents decreased by USD 1.9 billion, as cash inflows from operating activities of USD 16.9 billion and net proceeds of USD 1.8 billion from marketable securities and time deposits, mainly due to the maturity of time deposits, were more than offset by cash outflows of USD 7.8 billion for the annual dividend payment, USD 7.7 billion for net purchases of treasury shares, USD 1.6 billion for the acquisitions applying the optional concentration test, USD 2.8 billion for net purchases of property, plant and equipment and intangible assets, and other net cash outflows from investing and financing activities, and currency effects of USD 0.7 billion.
Marketable securities, time deposits and derivative financial instruments decreased by USD 1.8 billion, mainly due to the maturity of time deposits.
Trade receivables increased by USD 1.4 billion, mainly due to the increase in net sales.
Inventories increased by USD 0.7 billion. Other current assets and income tax receivables were broadly in line with December 31, 2024.
Liabilities
Total non-current liabilities of USD 30.5 billion increased by USD 1.1 billion compared with December 31, 2024.
Non-current financial debts increased by USD 1.2 billion, due to unfavorable currency translation adjustments.
Provisions and other non-current liabilities, non-current lease liabilities and deferred tax liabilities were broadly in line with December 31, 2024.
Total current liabilities of USD 32.0 billion increased by USD 3.3 billion compared with December 31, 2024.
Current financial debts and derivative financial instruments decreased by USD 0.7 billion, mainly due to the repayment at maturity of a US dollar denominated bond of USD 1.0 billion, and a Swiss franc denominated bond of CHF 0.5 billion, partially offset by the issuance of commercial paper notes of USD 0.8 billion, mainly under the US commercial paper program.
Provisions and other current liabilities increased by USD 2.3 billion, mainly driven by the increase in provisions for deductions from revenue.
Current income tax liabilities increased by USD 1.7 billion. Trade payables and current lease liabilities were broadly in line with December 31, 2024.

Equity
The Company’s equity increased by USD 0.6 billion, to USD 44.8 billion compared with December 31, 2024.
This increase was mainly driven by net income of USD 11.6 billion, a favorable impact from currency translation differences of USD 2.9 billion, actuarial gains from defined benefit plans of USD 0.8 billion, and a favorable impact from equity-based compensation of USD 0.8 billion, partially offset by the annual dividends of USD 7.8 billion paid to Novartis AG shareholders, and the purchase of treasury shares of USD 7.7 billion.
Net debt and debt/equity ratio
The Company’s liquidity amounted to USD 9.8 billion as at September 30, 2025, compared with USD 13.5 billion as at December 31, 2024. Total non-current and current financial debts, including derivatives, amounted to USD 30.1 billion as at September 30, 2025, compared with USD 29.6 billion as at December 31, 2024.
The debt/equity ratio of 0.67:1 as at September 30, 2025, was in line with December 31, 2024. The net debt increased to USD 20.4 billion as at September 30, 2025, compared with USD 16.1 billion as at December 31, 2024.

Innovation Review
Novartis continues to focus its R&D portfolio prioritizing high value medicines with transformative potential for patients. We now focus on ~100 projects in clinical development.
Selected Innovative Medicines approvals in Q3
Product	Active ingredient/ Descriptor	Indication	Region

Rhapsido	remibrutinib	Chronic spontaneous urticaria	US

Vanrafia	atrasentan	IgA nephropathy	China (conditional)

Fabhalta	iptacopan	IgA nephropathy	China (conditional)

Pluvicto		Metastatic castration-resistant prostate cancer pre/post-taxane	Japan

Coartem Baby	artemether and lumefantrine	Malaria (<5kg patients)	Switzerland

Selected Innovative Medicines projects awaiting regulatory decisions
Completed submissions

Product	Indication	US	EU	Japan	News update

LOU064 (remibrutinib)	Chronic spontaneous urticaria	Approved	Q1 2025		– US approval

Scemblix	1L chronic myeloid leukemia	Approved	Q1 2025	Approved	– Positive CHMP opinion

OAV101	Spinal muscular atrophy (IT formulation)	Q2 2025	Q2 2025	Q3 2025	– Japan and China submissions

Pluvicto	Metastatic castration-resistant prostate cancer pre-taxane	Approved	Q3 2025	Approved	– EU submission, Japan approval

Leqvio	Hypercholesterolaemia, pediatrics	Q3 2025	Q3 2025		– US and EU submissions

Beovu	Diabetic retinopathy			Q4 2024

Selected Innovative Medicines pipeline projects
Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

225Ac-PSMA-617	Metastatic castration-resistant prostate cancer	≥2028	3

Aimovig	Migraine, pediatrics	≥2028	3

Cosentyx	Polymyalgia rheumatica	2026	3	– PhIII REPLENISH study met primary endpoint

DAK539 (pelabresib)	Myelofibrosis		3
– MorphoSys aquisition
– Based on Novartis review of 48-week data
from the PhIII MANIFEST-2 study, longer
follow-up time is needed to determine, in
consultation with Health Authorities, the
regulatory path for pelabresib in myelofibrosis

FUB523 (zigakibart)	IgA nephropathy	2027	3

GHZ339	Atopic dermatitis	≥2028	2

JSB462	Prostate cancer	≥2028	2

KAE609	Malaria, uncomplicated	≥2028	2

(cipargamin)	Malaria, severe	≥2028	2

Kesimpta	Multiple sclerosis new dosing regimen	2027	3	– Accelerated submission timing from 2028

KLU156 (ganaplacide + lumefantrine)	Malaria, uncomplicated	2026	3	– FDA Orphan Drug designation – FDA Fast Track designation

Leqvio	Secondary prevention of cardiovascular events in patients with elevated LDL-C	2027	3

	Primary prevention CVRR	≥2028	3

Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

LNP023	Myasthenia gravis	2027	3

(iptacopan)	IC-MPGN	≥2028	3

	Atypical haemolytic uraemic syndrome	≥2028	3

LOU064	CINDU	2026	3

(remibrutinib)	Food allergy	≥2028	2

	Hidradenitis suppurativa	≥2028	3

	Multiple sclerosis	2027	3

	Myasthenia gravis	≥2028	3

LTP001	Pulmonary arterial hypertension	≥2028	2

Lutathera	GEP-NETs	≥2028	3

177Lu-NeoB	Multiple solid tumors	≥2028	1

LXE408	Visceral leishmaniasis	≥2028	2	– FDA Orphan Drug designation

MAA868 (abelacimab)	Atrial fibrillation	2027	3

Pluvicto	Metastatic hormone sensitive prostate cancer	2025	3	– PSMAddition data presentation at ESMO

	Oligometastatic prostate cancer	≥2028	3

QCZ484	Hypertension	≥2028	2

TQJ230 (pelacarsen)	Secondary prevention of cardiovascular events in patients with elevated levels of lipoprotein(a)	2026	3	– FDA Fast Track designation – China Breakthrough Therapy designation

VAY736 (ianalumab)	Sjögren’s disease	2026	3	– FDA Fast Track designation – NEPTUNUS-1 and -2 studies met primary endpoint

	Lupus nephritis	≥2028	3

	Systemic lupus erythematosus	≥2028	3

	Systemic sclerosis	≥2028	2

	1L immune thrombocytopenia	2027	3

	2L immune thrombocytopenia	2027	3	– PhIII VAYHIT2 study met primary endpoint

	Warm autoimmune hemolytic anemia	2027	3

VHB937	Alzheimer's disease	≥2028	2

Vijoice	Lymphatic malformations	≥2028	3	– US, EU Orphan Drug designation

YTB323	Severe refractory lupus nephritis / Systemic lupus erythematosus	≥2028	2

	Systemic sclerosis	≥2028	2

	Myositis	≥2028	2

	ANCA associated vasculitis	≥2028	2

	1L high-risk large B-cell lymphoma	≥2028	2

Condensed Interim Consolidated Financial Statements

Consolidated income statements
Third quarter (unaudited)
(USD millions unless indicated otherwise)	Note	Q3 2025	Q3 2024

Net sales to third parties	9	13 909	12 823

Other revenues	9	449	349

Cost of goods sold		-3 539	-3 234

Gross profit		10 819	9 938

Selling, general and administration		-3 308	-3 134

Research and development		-2 944	-2 392

Other income		269	355

Other expense		-335	-1 140

Operating income		4 501	3 627

Loss from associated companies		-4	-4

Interest expense		-281	-264

Other financial income and expense		-20	26

Income before taxes		4 196	3 385

Income taxes		-266	-200

Net income		3 930	3 185

Attributable to:
Shareholders of Novartis AG		3 928	3 189

Non-controlling interests		2	-4

Weighted average number of shares outstanding – Basic (million)		1 926	2 012

Basic earnings per share (USD) [1]		2.04	1.58

Weighted average number of shares outstanding – Diluted (million)		1 940	2 027

Diluted earnings per share (USD) [1]		2.02	1.57

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.
The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated income statements
Nine months to September 30 (unaudited)
(USD millions unless indicated otherwise)	Note	9M 2025	9M 2024

Net sales to third parties	9	41 196	37 164

Other revenues	9	1 618	1 000

Cost of goods sold		-10 088	-9 503

Gross profit		32 726	28 661

Selling, general and administration		-9 808	-9 065

Research and development		-8 037	-7 180

Other income		1 043	877

Other expense		-1 896	-2 279

Operating income		14 028	11 014

Loss from associated companies		-10	-35

Interest expense		-840	-731

Other financial income and expense		-44	107

Income before taxes		13 134	10 355

Income taxes		-1 571	-1 236

Net income		11 563	9 119

Attributable to:
Shareholders of Novartis AG		11 575	9 123

Non-controlling interests		-12	-4

Weighted average number of shares outstanding – Basic (million)		1 947	2 029

Basic earnings per share (USD) [1]		5.94	4.50

Weighted average number of shares outstanding – Diluted (million)		1 961	2 044

Diluted earnings per share (USD) [1]		5.90	4.46

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.
The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of comprehensive income
Third quarter (unaudited)
(USD millions)	Note	Q3 2025	Q3 2024

Net income		3 930	3 185

Other comprehensive income
Items that are or may be recycled into the consolidated income statement

Cash flow hedge, net of taxes		1	-25

Net investment hedge, net of taxes	5	2	-65

Currency translation effects, net of taxes		19	1 310

Total of items that are or may be recycled		22	1 220

Items that will never be recycled into the consolidated income statement

Actuarial gains/(losses) from defined benefit plans, net of taxes		287	-16

Fair value adjustments on equity securities, net of taxes		57	-34

Total of items that will never be recycled		344	-50

Total other comprehensive income		366	1 170

Total comprehensive income		4 296	4 355

Total comprehensive income for the period attributable to:
Shareholders of Novartis AG		4 293	4 354

Non-controlling interests		3	1

The accompanying Notes form an integral part of the condensed interim consolidated financial statements
Nine months to September 30 (unaudited)
(USD millions)	Note	9M 2025	9M 2024

Net income		11 563	9 119

Other comprehensive income
Items that are or may be recycled into the consolidated income statement

Cash flow hedge, net of taxes		2	-25

Net investment hedge, net of taxes	5	-231	-14

Currency translation effects, net of taxes		2 853	-54

Total of items that are or may be recycled		2 624	-93

Items that will never be recycled into the consolidated income statement

Actuarial gains from defined benefit plans, net of taxes		767	120

Fair value adjustments on equity securities, net of taxes		4	85

Total of items that will never be recycled		771	205

Total other comprehensive income		3 395	112

Total comprehensive income		14 958	9 231

Total comprehensive income for the period attributable to:
Shareholders of Novartis AG		14 967	9 234

Non-controlling interests		-9	-3

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated balance sheets
(USD millions)	Sep 30, 2025 (unaudited)	Dec 31, 2024 (audited)

Assets
Non-current assets
Property, plant and equipment	10 476	9 458

Right-of-use assets	1 515	1 415

Goodwill	25 551	24 756

Intangible assets other than goodwill	29 037	26 915

Investments in associated companies	85	119

Deferred tax assets	5 576	4 359

Financial assets	2 068	2 015

Other non-current assets	4 783	3 505

Total non-current assets	79 091	72 542

Current assets
Inventories	6 421	5 723

Trade receivables	8 844	7 423

Income tax receivables	140	133

Marketable securities, time deposits and derivative financial instruments	197	1 998

Cash and cash equivalents	9 556	11 459

Other current assets	3 040	2 968

Total current assets	28 198	29 704

Total assets	107 289	102 246

Equity and liabilities
Equity
Share capital	766	793

Treasury shares	-44	-53

Reserves	43 608	43 306

Equity attributable to Novartis AG shareholders	44 330	44 046

Non-controlling interests	422	80

Total equity	44 752	44 126

Liabilities
Non-current liabilities
Financial debts	22 598	21 366

Lease liabilities	1 640	1 568

Deferred tax liabilities	2 171	2 419

Provisions and other non-current liabilities	4 128	4 075

Total non-current liabilities	30 537	29 428

Current liabilities
Trade payables	4 555	4 572

Financial debts and derivative financial instruments	7 520	8 232

Lease liabilities	264	235

Current income tax liabilities	3 342	1 599

Provisions and other current liabilities	16 319	14 054

Total current liabilities	32 000	28 692

Total liabilities	62 537	58 120

Total equity and liabilities	107 289	102 246

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of changes in equity
Third quarter (unaudited)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Equity attributable to Novartis AG shareholders	Non- controlling interests	Total equity

Total equity at July 1, 2025		766	-33	41 527	-275	41 985	69	42 054

Net income				3 928		3 928	2	3 930

Other comprehensive income					365	365	1	366

Total comprehensive income				3 928	365	4 293	3	4 296

Purchase of treasury shares			-11	-2 134		-2 145		-2 145

Equity-based compensation plans			0	284		284		284

Taxes on treasury share transactions				-1		-1		-1

Changes in non-controlling interests				-91		-91	350	259

Value adjustments related to financial assets sold and divestments				-8	8

Other movements	4.3			5		5		5

Total of other equity movements			-11	-1 945	8	-1 948	350	-1 598

Total equity at September 30, 2025		766	-44	43 510	98	44 330	422	44 752

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Equity attributable to Novartis AG shareholders	Non- controlling interests	Total equity

Total equity at July 1, 2024		793	-25	45 836	-4 871	41 733	169	41 902

Net income				3 189		3 189	-4	3 185

Other comprehensive income					1 165	1 165	5	1 170

Total comprehensive income				3 189	1 165	4 354	1	4 355

Purchase of treasury shares			-15	-2 952		-2 967		-2 967

Exercise of options and employee transactions				33		33		33

Equity-based compensation			0	265		265		265

Shares delivered to Sandoz employees as a result of the Sandoz spin-off				0		0		0

Taxes on treasury share transactions				-35		-35		-35

Changes in non-controlling interests							-4	-4

Fair value adjustments on financial assets sold				22	-22

Impact of change in ownership of consolidated entities				-70		-70	-42	-112

Other movements	4.3			4		4		4

Total of other equity movements			-15	-2 733	-22	-2 770	-46	-2 816

Total equity at September 30, 2024		793	-40	46 292	-3 728	43 317	124	43 441

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of changes in equity
Nine months to September 30 (unaudited)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Equity attributable to Novartis AG shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2025		793	-53	46 561	-3 255	44 046	80	44 126

Net income				11 575		11 575	– 12	11 563

Other comprehensive income					3 392	3 392	3	3 395

Total comprehensive income				11 575	3 392	14 967	-9	14 958

Dividends	4.1			-7 818		-7 818		-7 818

Purchase of treasury shares			-40	-7 614		-7 654		-7 654

Reduction of share capital		-27	42	-15

Equity-based compensation plans			7	834		841		841

Taxes on treasury share transactions				-34		-34		-34

Changes in non-controlling interests				-90		-90	351	261

Value adjustments related to financial assets sold and divestments				39	-39

Other movements	4.3			72		72		72

Total of other equity movements		-27	9	-14 626	-39	-14 683	351	-14 332

Total equity at September 30, 2025		766	-44	43 510	98	44 330	422	44 752

The accompanying Notes form an integral part of the condensed interim consolidated financial statements
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Equity attributable to Novartis AG shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2024		825	-41	49 649	-3 766	46 667	83	46 750

Net income				9 123		9 123	-4	9 119

Other comprehensive income					111	111	1	112

Total comprehensive income				9 123	111	9 234	-3	9 231

Dividends	4.1			-7 624		-7 624		-7 624

Purchase of treasury shares			-30	-5 750		-5 780		-5 780

Reduction of share capital		-32	26	6

Exercise of options and employee transactions				-2		-2		-2

Equity-based compensation			5	812		817		817

Shares delivered to Sandoz employees as a result of the Sandoz spin-off				12		12		12

Taxes on treasury share transactions				-27		-27		-27

Changes in non-controlling interests							-4	-4

Fair value adjustments on financial assets sold				73	-73

Impact of change in ownership of consolidated entities				-98		-98	48	-50

Other movements	4.3			118		118		118

Total of other equity movements		-32	1	-12 480	-73	-12 584	44	-12 540

Total equity at September 30, 2024		793	-40	46 292	-3 728	43 317	124	43 441

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of cash flows
Third quarter (unaudited)
(USD millions)	Note	Q3 2025	Q3 2024

Net income		3 930	3 185

Adjustments to reconcile net income to net cash flows from operating activities
Reversal of non-cash items and other adjustments	6.1	2 261	2 626

Interest received		61	112

Interest paid		-290	-239

Change in other financial receipts		-82

Change in other financial payments		-7	63

Income taxes paid		-366	-285

Net cash flows from operating activities before working capital and provision changes		5 507	5 462

Payments out of provisions and other net cash movements in non-current liabilities		-272	-216

Change in net current assets and other operating cash flow items	6.2	1 336	1 040

Net cash flows from operating activities		6 571	6 286

Purchases of property, plant and equipment		-354	-321

Proceeds from sale of property, plant and equipment		1	1

Purchases of intangible assets		-477	-478

Proceeds from sale of intangible assets		52	23

Purchases of financial assets		-23	-53

Proceeds from sale of financial assets		140	226

Purchases of other non-current assets		-1

Proceeds from sale of other non-current assets			1

Acquisitions and divestments of interests in associated companies, net		-3	-12

Acquisitions of businesses	6.3	1	-58

Acquisitions applying the optional concentration test	6.4	-94

Divestments of businesses, net	6.5	-64	7

Investments in time deposits and marketable securities		-77	-958

Proceeds from time deposits and from sale of marketable securities		39	1 248

Net cash flows used in investing activities		-860	-374

Purchases of treasury shares		-2 302	-2 854

Proceeds from exercised options and other treasury share transactions, net		2	5

Proceeds from non-current financial debts		135	3 670

Repayments of the current portion of non-current financial debts		-9

Change in current financial debts		-564	-807

Repayments of other current financial debts			-289

Payments of lease liabilities		-73	-64

Payments from changes in ownership interests in consolidated subsidiaries			-90

Other financing cash flows, net		22	47

Net cash flows used in financing activities		-2 789	-382

Net change in cash and cash equivalents before effect of exchange rate changes		2 922	5 530

Effect of exchange rate changes on cash and cash equivalents		-22	176

Net change in cash and cash equivalents		2 900	5 706

Cash and cash equivalents at July 1		6 656	7 903

Cash and cash equivalents at September 30		9 556	13 609

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of cash flows
Nine months to September 30 (unaudited)
(USD millions)	Note	9M 2025	9M 2024

Net income		11 563	9 119

Adjustments to reconcile net income to net cash flows from operating activities
Reversal of non-cash items and other adjustments	6.1	7 927	7 523

Dividends received from associated companies and others		1	1

Interest received		222	347

Interest paid		-770	-641

Other financial receipts		316

Other financial payments		-20	-31

Income taxes paid		-1 581	-1 334

Net cash flows from operating activities before working capital and provision changes		17 658	14 984

Payments out of provisions and other net cash movements in non-current liabilities		-788	-847

Change in net current assets and other operating cash flow items	6.2	10	-711

Net cash flows from operating activities		16 880	13 426

Purchases of property, plant and equipment		-939	-808

Proceeds from sale of property, plant and equipment		12	39

Purchases of intangible assets		-1 944	-1 875

Proceeds from sale of intangible assets		52	43

Purchases of financial assets		-63	-145

Proceeds from sale of financial assets		185	936

Purchases of other non-current assets		-1

Proceeds from sale of other non-current assets			1

Acquisitions and divestments of interests in associated companies, net		-9	-8

Acquisitions of businesses	6.3	-126	-3 592

Acquisitions applying the optional concentration test	6.4	-1 631

Divestments of businesses, net	6.5	-79	-57

Investments in time deposits and marketable securities		-150	-1 198

Proceeds from time deposits and from sale of marketable securities and commodities		1 920	2 184

Net cash flows used in investing activities		-2 773	-4 480

Dividends paid to shareholders of Novartis AG	4.1	-7 818	-7 624

Purchases of treasury shares		-7 732	-5 569

Proceeds from exercised options and other treasury share transactions, net		23	30

Proceeds from non-current financial debts		135	6 143

Repayments of the current portion of non-current financial debts		-1 622	-2 150

Change in current financial debts		842	982

Repayments of other current financial debts			-289

Payments of lease liabilities		-208	-190

Payments from changes in ownership interests in consolidated subsidiaries			-137

Other financing cash flows, net		-170	58

Net cash flows used in financing activities		-16 550	-8 746

Net change in cash and cash equivalents before effect of exchange rate changes		-2 443	200

Effect of exchange rate changes on cash and cash equivalents		540	16

Net change in cash and cash equivalents		-1 903	216

Cash and cash equivalents at January 1		11 459	13 393

Cash and cash equivalents at September 30		9 556	13 609

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Notes to the Condensed Interim Consolidated Financial Statements for the three month and nine month period ended September 30, 2025 (unaudited)

1. Basis of preparation
The consolidated financial statements of the Company are prepared in accordance with International Financial Reporting Standards (IFRS®) Accounting Standards as issued by the International Accounting Standards Board. They are prepared in accordance with the historical cost convention, except for items that are required to be accounted for at fair value.
These Condensed Interim Consolidated Financial Statements for the three month and nine month period ended September 30, 2025, were prepared in accordance with International Accounting Standards (IAS®) Standards 34 Interim Financial Reporting and accounting policies set out in the 2024 Annual Report published on January 31, 2025.
2. Accounting policies
The Company’s accounting policies are set out in Note 1 to the Consolidated Financial Statements in the 2024 Annual Report and conform with IFRS Accounting Standards as issued by the International Accounting Standards Board.
The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period, which affect the reported amounts of revenues, expenses, assets, liabilities, and contingent amounts.
Estimates are based on historical experience and other assumptions that are considered reasonable under the given circumstances and are regularly monitored. Actual outcomes and results could differ from those estimates and assumptions. Revisions to estimates are recognized in the period in which the estimate is revised.
As disclosed in the 2024 Annual Report, goodwill, and the intangible assets not yet available for use (in-process research and development (IPR&D)) are evaluated for impairment annually, or when facts and circumstances warrant. The intangible assets available for use (currently marketed products and other intangible assets) are evaluated for potential impairment whenever facts and circumstances indicate that their carrying value may not be recoverable. The amount of goodwill and intangible assets other than goodwill on the Company’s consolidated balance sheet has risen significantly in recent years, primarily from acquisitions. Impairment testing may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Company’s results of operations and financial condition.
The Company’s activities are not subject to significant seasonal fluctuations.
Status of adoption of significant new or amended IFRS standards or interpretations
No new IFRS Accounting Standards were adopted by the Company in 2025. There were no new IFRS Accounting Standards amendments or interpretations that became effective in 2025 that had a material impact on the Company’s consolidated financial statements.
Based on the Company’s assessment, other than IFRS 18 Presentation and Disclosure in Financial Statements that will become effective on January 1, 2027, which Novartis is currently assessing the impact of adopting, there were no IFRS Accounting Standards, amendments or interpretations not yet effective in 2025 that would be expected to have a material impact on the Company’s consolidated ﬁnancial statements.

3. Significant acquisitions of businesses
The following are the signiﬁcant acquisitions of businesses where the Company applied the business combination acquisition method of accounting.
2025
In the ﬁrst nine months of 2025, there were no acquisitions of businesses where the Company applied the business combination acquisition method of accounting.
2024
Acquisition of Kate Therapeutics Inc.
On October 31, 2024, Novartis acquired Kate Therapeutics Inc. (Kate Therapeutics), a US based, preclinical-stage biotechnology company focused on developing adeno-associated viruses (AAV) based gene therapies to treat genetically defined muscle and heart diseases.
The purchase price consisted of a cash payment of USD 427 million (including purchase price adjustments of USD 2 million) and potential additional milestones of up to USD 700 million, which the Kate Therapeutics shareholders are eligible to receive upon the achievement of specified development milestones.
The fair value of the total purchase consideration was USD 518 million, consisting of a cash payment of USD 427 million and the fair value of contingent consideration of USD 91 million. The purchase price allocation resulted in net identifiable assets of USD 234 million, consisting primarily of IPR&D intangible assets of USD 135 million, other intangible assets (scientific infrastructure) of USD 135 million, cash and cash equivalents of USD 6 million, net deferred tax liabilities of USD 41 million and other net liabilities of USD 1 million. Goodwill amounted to USD 284 million.
The 2024 results of operations since the date of acquisition were not material.
Acquisition of Mariana Oncology Inc.
On May 3, 2024, Novartis acquired Mariana Oncology Inc. (Mariana Oncology), a US based, preclinical-stage biotechnology company focused on developing novel radioligand therapies (RLTs) with a portfolio of RLT programs across a range of solid tumor indications.
The purchase price consisted of a cash payment of USD 1.04 billion and potential additional milestones of up to USD 750 million, which Mariana Oncology shareholders are eligible to receive upon the achievement of speciﬁed milestones.
The fair value of the total purchase consideration was USD 1.28 billion, consisting of a cash payment of USD 1.04 billion and the fair value of contingent consideration of USD 239 million. The purchase price allocation resulted in net identiﬁable assets of USD 754 million, consisting primarily of IPR&D intangible assets of USD 344 million, other intangible assets (scientific infrastructure) of USD 473 million, cash and cash equivalents of USD 80 million, net deferred tax liabilities of USD 133 million and other net liabilities of USD 10 million. Goodwill amounted to USD 528 million.
The 2024 results of operations since the date of acquisition were not material.
Acquisition of MorphoSys AG
On February 5, 2024, Novartis entered into an agreement to acquire MorphoSys AG (MorphoSys), a Germany-based, global biopharmaceutical company developing innovative medicines in oncology. The acquisition of MorphoSys adds to our oncology pipeline pelabresib, a late-stage BET inhibitor for myelofibrosis and tulmimetostat, an early-stage investigational dual inhibitor of EZH2 and EZH1 for solid tumors or lymphomasis.
On April 11, 2024, Novartis, through a subsidiary, commenced a voluntary public takeover offer (the “Offer”) to acquire all outstanding shares of MorphoSys for EUR 68 per share, representing a total consideration of approximately EUR 2.6 billion in cash on a fully diluted basis. The settlement of the Offer was conditional on a minimum acceptance threshold of 65% of the MorphoSys outstanding shares.
Novartis purchased during the Offer acceptance period MorphoSys shares on the market for a total amount of EUR 0.3 billion (USD 0.3 billion). The closing conditions of the Offer, including the minimum acceptance threshold of 65% were fulfilled by the end of the Offer acceptance period, and the acquisition of MorphoSys closed on May 23, 2024, with the settlement payment amounting to EUR 1.7 billion (USD 1.9 billion) to the MorphoSys shareholders for their tendered shares. Subsequent to May 23, 2024, Novartis acquired additional MorphoSys outstanding shares through the German statutory two-week extension period of the Offer (ending on May 30, 2024) for EUR 0.3 billion (USD 0.3 billion). As a result, as at May 30, 2024, Novartis held 89.7% of the total outstanding share capital of MorphoSys. Total cash paid for the MorphoSys shares purchased by Novartis through to the end of the statutory two-week extension period of the Offer amounted to EUR 2.3 billion (USD 2.5 billion). Non-controlling interests represented 10.3% of MorphoSys outstanding shares amounting to USD 0.1 billion and were recognized in equity.
In June 2024, outside the Offer Novartis purchased an additional 1.7% of MorphoSys shares for EUR 44 million (USD 47 million). As a result, at June 30, 2024, Novartis held approximately 91.4% of outstanding MorphoSys shares.
On July 4, 2024, Novartis filed a public purchase offer to delist the MorphoSys shares admitted to trading on regulated markets and acquire all MorphoSys AG shares and American Depository Shares (ADS) not held directly by Novartis. In August 2024, the delisting of the MorphoSys shares admitted to trading on regulated markets was completed, and Novartis purchased an additional 3.2% of MorphoSys shares for EUR 83 million (USD 90 million). As a result, at September 30, 2024 Novartis held approximately 94.5% of outstanding MorphoSys shares.
On October 15, 2024, the “squeeze-out” of the remaining minority shareholders of MorphoSys was completed by way of a merger into a wholly-owned Novartis entity. As a result, Novartis held 100% of the outstanding shares of MorphoSys and non-controlling interests in equity were reduced to nil. On October 21, 2024, Novartis paid EUR 144 million (USD 156 million) to the former remaining minority shareholders in connection with the “squeeze-out.”
The fair value of the total purchase consideration for the 89.7% stake held on May 30, 2024, was USD 2.5 billion (including cash acquired). The purchase price allocation resulted in net identifiable assets of USD 0.7 billion, consisting primarily of intangible assets other than goodwill of USD 1.1 billion, comprising IPR&D intangible assets of USD 0.6 billion and other intangible assets (customer out-licensing contracts) of USD 0.5 billion, financial investments and other receivables of USD 0.2 billion, marketable securities of USD 0.4 billion, cash and cash equivalents of USD 0.2 billion, financial debt to third parties of USD 0.9 billion, net deferred tax liabilities of USD 0.1 billion and other net liabilities of USD 0.2 billion. Non-controlling interests amounted to USD 0.1 billion, which were recognized at the non-controlling interests’ proportionate share of MorphoSys identifiable net assets. Goodwill as at the acquisition date amounted to USD 1.9 billion.
The 2024 results of operations since the date of acquisition were not material.
Following the completion of management’s analysis of the third-party integrated safety report related to certain clinical trial data readouts, that became available prior to closing the MorphoSys acquisition, the necessity to perform an interim impairment test of the goodwill attributable to the MorphoSys business acquired at the provisional level of the grouping of CGUs of the MorphoSys business was triggered. This impairment test required the use of valuation techniques to estimate the fair value less cost of disposal of the MorphoSys business. These valuations required the use of management assumptions and estimates related to the MorphoSys business’ future cash flows and assumptions on, among others, discount rate (8.5%) and terminal growth/decline rates (-15.0%). These fair value measurements are classified as “Level 3” in the fair value hierarchy. The section “—Goodwill and intangible assets other than goodwill” in Note 1 to the Consolidated Financial Statements in the Annual Report 2024 provides additional information on key assumptions that are highly sensitive in the estimation of fair values using valuation techniques. The interim impairment test indicated an impairment of the goodwill attributable to the MorphoSys business in the amount of USD 0.9 billion, which was recognized as “Other expense” in the consolidated income statement in the second half of 2024. As at December 31, 2024, the remaining carrying value of the goodwill attributable to the MorphoSys business amounting to USD 1.0 billion was allocated to the grouping of CGUs at the level of the operating segment of the Company, which is the level where the future synergies will be realized.
Fair value of assets and liabilities acquired through business combinations
In the first nine months of 2025, there were no business combinations. The following table presents the fair value of the assets and liabilities acquired through business combinations and the total purchase consideration for the year ended December 31, 2024:
(USD millions)	Dec 31, 2024

Property, plant and equipment	20

Right-of-use assets	47

In-process research and development	1 424

Other intangible assets	1 156

Deferred tax assets	465

Non-current financial and other assets	31

Financial and other current assets	613

Cash and cash equivalents	242

Deferred tax liabilities	-799

Current and non-current financial debts	-852

Current and non-current lease liabilities	-47

Trade payables and other liabilities	-297

Net identifiable assets acquired	2 003

Non-controlling interests	-75

Goodwill	2 701

Total purchase consideration for business combinations	4 629

The significant business combinations in 2024, were Kate Therapeutics, Mariana Oncology and MorphoSys. The goodwill arising out of 2024 business combinations is not tax deductible and is attributable to synergies, including the cost synergies from pre-acquisition in-licensed IP from MorphoSys, accounting for deferred tax liabilities on acquired assets, and the assembled workforce. In the second half of 2024, an impairment of goodwill was recognized related to the MorphoSys business acquisition of USD 0.9 billion. See Acquisition of MorphoSys AG section of this Note 3 for additional information.
The following are the significant acquisitions where Novartis elected to apply the optional concentration test to determine that the transaction is not a business combination within the meaning of IFRS Accounting Standards and accounted for the acquisition as assets separately acquired.
2025
Option agreement to acquire a private clinical-stage biotech company
On September 16, 2025, Novartis entered into an agreement granting it an option to acquire all outstanding shares of a private clinical-stage biotech company (the “Biotech company”). The option is subject to pre-defined terms and is exercisable at Novartis sole discretion. Management concluded that the terms of the option agreement conferred substantive control over the Biotech company, in accordance with the principles of IFRS Accounting Standards. Consequently, the Biotech company was consolidated into Novartis consolidated financial statements effective from September 2025.
If Novartis exercises the option to acquire, it would make a payment to the Biotech company’s shareholders, with potential additional payments, which they are eligible to receive upon achievement of specified milestones. The optional concentration test was applied as it indicated that substantially all of the fair value of the gross assets at the consolidation date was concentrated in an identifiable IPR&D intangible asset.
The purchase price as at the option agreement date was USD 0.4 billion. The amount was allocated to the net assets at the consolidation date, including USD 0.4 billion IPR&D intangible assets and USD 18 million in cash and cash equivalents. A non-controlling interest of USD 0.4 billion was recognized in equity. Subsequent milestone-related payments will be recognized as additions to the intangible asset when the specific milestones are achieved.
Acquisition of Regulus Therapeutics Inc.
On April 30, 2025, Novartis entered into an agreement and plan of merger (“the Merger Agreement”) to acquire Regulus Therapeutics Inc. (“Regulus”), a US-based, publicly traded clinical-stage biopharmaceutical company focused on developing microRNA therapeutics. Regulus lead development phase asset, farabursen, is a potential ﬁrst-in-class, next-generation oligonucleotide targeting miR-17 for the treatment of autosomal dominant polycystic kidney disease (ADPKD).
Pursuant to the Merger Agreement, on May 27, 2025, Novartis, through an indirect, wholly owned subsidiary, commenced a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock of Regulus in exchange for (i) USD 7.00 in cash per Share, plus (ii) one contingent value right (each, a “CVR”) per Share, representing the right to receive one contingent payment of USD 7.00 in cash, upon the achievement of a speciﬁed regulatory milestone. The tender offer expired at one minute past 11:59 p.m., New York City time on June 24, 2025 with a payment of USD 0.7 billion for the outstanding shares to the Regulus shareholders for their tendered shares and the issuance of 1 CVR per share. Additionally, the liability related to the Regulus employee share plans amounted to USD 0.1 billion and was paid on July 11, 2025, with the issuance of 1 CVR per share. On June 25, 2025, the acquiring subsidiary merged with and into Regulus, resulting in Regulus becoming an indirect wholly owned subsidiary of Novartis, and Regulus shares admitted to trading on NASDAQ were voluntary delisted.
The purchase price consisted of cash consideration of USD 0.8 billion and CVRs of up to USD 0.9 billion, which Regulus shareholders are eligible to receive upon the achievement of a specified regulatory milestone. The optional concentration test was applied as it indicated that substantially all of the fair value of the gross assets acquired was concentrated in an identifiable IPR&D intangible asset.
The cash purchase price was allocated to IPR&D intangible asset of USD 0.8 billion, and other net assets including cash and cash equivalents of USD 23 million. Subsequent payments for the potential CVRs upon achievement of the speciﬁed regulatory milestone will be recognized as additions to the intangible asset if the speciﬁed regulatory milestone is achieved.
Acquisition of Anthos Therapeutics, Inc.
On February 10, 2025, Novartis entered into an agreement and plan of merger to acquire Anthos Therapeutics, Inc. (“Anthos”), a US-based, clinical stage biopharmaceutical company with abelacimab, a late-stage medicine in development for the prevention of stroke and systematic embolism in patients with atrial fibrillation. The transaction closed on April 3, 2025.
The purchase price consisted of cash consideration of USD 0.9 billion and potential additional milestones of up to USD 2.1 billion, which Anthos shareholders are eligible to receive upon the achievement of specific milestones. The optional concentration test was applied as it indicated that substantially all of the fair value of the gross assets acquired was concentrated in an identifiable IPR&D intangible asset.
The cash purchase price was allocated to IPR&D intangible asset of USD 0.9 billion, and other net assets including cash and cash equivalents of USD 47 million. Subsequent payments for the potential additional milestones will be recognized as additions to the intangible asset when the specific milestones have been achieved.
2024
There were no acquisitions in 2024 where the Company elected to apply the optional concentration test to account for acquisitions as assets separately acquired.

Identifiable net assets acquired through acquisitions applying the optional concentration test
In the first nine months of 2025, the following table presents the identifiable net assets acquired through acquisitions applying the optional concentration test:
(USD millions)	Sep 30, 2025

Property, plant and equipment	4

Right-of-use assets	8

In-process research and development	2 021

Deferred tax assets [1]	133

Non-current financial and other assets	21

Other current assets	36

Cash and cash equivalents	88

Current and non-current lease liabilities	-8

Trade payables and other liabilities	-96

Identifiable net assets acquired	2 207

[1] Deferred tax assets are attributable to tax loss and tax credit carryforwards.
For significant pending transactions, see Note 10. Other interim disclosures — Commitments — Other commitments.
4. Summary of equity attributable to Novartis AG shareholders
		Number of outstanding shares (in millions)		Equity attributable to Novartis AG shareholders

	Note	2025	2024	9M 2025 USD millions	9M 2024 USD millions

Balance at beginning of year		1 975.1	2 044.0	44 046	46 667

Shares acquired to be canceled		-66.4	-52.7	-7 487	-5 656

Other share purchases		-1.6	-1.1	-167	-124

Equity-based compensation plans and employee transactions		11.6	9.0	841	815

Taxes on treasury share transactions				-34	-27

Dividends	4.1			-7 818	-7 624

Net income of the period attributable to shareholders of Novartis AG				11 575	9 123

Other comprehensive income attributable to shareholders of Novartis AG				3 392	111

Changes in non-controlling interests				-90	-98

Other movements	4.3	0.1	0.1	72	130

Balance at September 30		1 918.8	1 999.3	44 330	43 317

4.1. The annual gross dividend to shareholders of Novartis AG amounted to USD 7.8 billion (2024: USD 7.6 billion).
4.2. In July 2023, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its up-to USD 15.0 billion share buyback. In June 2024, Novartis amended the arrangement to include the repurchase of an additional 8.7 million Novartis shares on the second trading line to mitigate the impact of the shares deliveries under the equity-based compensation plans for employees. These additional repurchases of 8.7 million shares concluded in October 2024. In June 2025, Novartis amended the arrangement to include the repurchase of an additional 10.7 million Novartis shares on the second trading line to mitigate the impact of share deliveries under the equity-based compensation plans for employees. These additional repurchases of 10.7 million shares concluded in August 2025.
The repurchases under the USD 15.0 billion share buyback that commenced in July 2023 concluded in July 2025. In July 2025, Novartis amended and restated the arrangement to repurchase Novartis shares on the second trading line under its new up-to USD 10.0 billion share buyback. Novartis is able to cancel this amended and restated arrangement at any time but may be subject to a 90-day waiting period. As of September 30, 2025 and December 31, 2024, these waiting period conditions were not applicable and as a result, there was no requirement to record a liability under this arrangement as of September 30, 2025 and December 31, 2024.
4.3. Other movements include, for subsidiaries in hyperinflationary economies, the impact of the application of IAS Standards 29 “Financial Reporting in Hyperinflationary Economies.”

5. Financial instruments
The following table illustrates the three hierarchical levels for valuing financial instruments at fair value as of September 30, 2025, and December 31, 2024. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2024 Annual Report, published on January 31, 2025.
	Level 1		Level 2		Level 3		Total

(USD millions)	Sep 30, 2025	Dec 31, 2024	Sep 30, 2025	Dec 31, 2024	Sep 30, 2025	Dec 31, 2024	Sep 30, 2025	Dec 31, 2024

Financial assets
Cash and cash equivalents
Debt securities		50						50

Total cash and cash equivalents at fair value		50						50

Marketable securities
Derivative financial instruments			85	106			85	106

Total marketable securities and derivative financial instruments at fair value			85	106			85	106

Current contingent consideration receivables					114	120	114	120

Current equity securities	32	24			14	18	46	42

Long-term financial investments
Debt and equity securities	210	193	7	7	499	599	716	799

Fund investments	9	15			172	195	181	210

Non-current contingent consideration receivables					746	671	746	671

Total long-term financial investments at fair value	219	208	7	7	1 417	1 465	1 643	1 680

Associated companies at fair value through profit or loss					76	109	76	109

Financial liabilities
Current contingent consideration liabilities					-182	-281	-182	-281

Derivative financial instruments			-72	-143			-72	-143

Total current financial liabilities at fair value			-72	-143	-182	-281	-254	-424

Non-current contingent consideration liabilities					-494	-527	-494	-527

In the first nine months of 2025, there was one transfer of equity securities from Level 3 to Level 1 for USD 3 million due to Initial Public Offering.
The carrying amount of financial assets included in the line total long-term financial investments at fair value of USD 1.6 billion at September 30, 2025 (USD 1.7 billion at December 31, 2024) is included in the line “Financial assets” of the consolidated balance sheets. The carrying amount of current contingent consideration liabilities of USD 0.2 billion at September 30, 2025 (USD 0.3 billion at December 31, 2024) is included in the line “Provisions and other current liabilities” of the consolidated balance sheets. The carrying amount of non-current contingent consideration liabilities of USD 0.5 billion at September 30, 2025 (USD 0.5 billion at December 31, 2024) is included in the line “Provisions and other non-current liabilities” of the consolidated balance sheets.
The fair value of straight bonds amounted to USD 22.5 billion at September 30, 2025 (USD 22.5 billion at December 31, 2024) compared with the carrying amount of USD 23.7 billion at September 30, 2025 (USD 24.1 billion at December 31, 2024). For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value.
In the second quarter 2025, the Company has designated a certain portion of its long-term euro-denominated straight bonds, maturing in 2030 and 2038, as hedges of the translation risk arising on certain net investments in foreign operations with euro functional currency. This is in addition to the certain portion of its long-term euro-denominated straight bonds maturing in 2028 that was designated as a hedge instrument as at December 31, 2024. As of September 30, 2025, long-term financial debt with a total carrying amount of EUR 3.3 billion (USD 3.9 billion) (December 31, 2024: EUR 1.8 billion (USD 1.9 billion)), have been designated as a hedge instrument. In the first nine months of 2025, USD 231 million, net of taxes of unrealized losses (Q3 2025: USD 2 million of unrealized gains; first nine months of 2024: USD 14 million; Q3 2024: USD 65 million of unrealized losses) was recognized in other comprehensive income and accumulated in currency translation effects in relation with these net investment hedges. The hedges remained effective since inception, and no amount was recognized in the consolidated income statement in the first nine months and third quarter of 2025 and 2024.
The Company’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.

6. Details to the consolidated statements of cash flows
6.1. Non-cash items and other adjustments
The following tables show the reversal of non-cash items and other adjustments in the consolidated statements of cash flows.
(USD millions)	Q3 2025	Q3 2024

Depreciation, amortization and impairments on:
Property, plant and equipment	246	222

Right-of-use assets	69	67

Intangible assets	1 049	1 676

Financial assets [1]	-72	7

Change in provisions and other non-current liabilities	43	164

Losses/(gains) on disposal on property, plant and equipment; intangible assets; other non-current assets; and other adjustments on financial assets and other non-current assets, net	81	-163

Equity-settled compensation expense	268	255

Loss from associated companies	4	4

Income taxes	266	200

Net financial expense	301	238

Other	6	-44

Total	2 261	2 626

[1] Includes fair value changes
(USD millions)	9M 2025	9M 2024

Depreciation, amortization and impairments on:
Property, plant and equipment	708	669

Right-of-use assets	202	191

Intangible assets	2 864	3 581

Financial assets [1]	-35	13

Change in provisions and other non-current liabilities	890	531

Losses/(gains) on disposal on property, plant and equipment; intangible assets; other non-current assets; and other adjustments on financial assets and other non-current assets, net	36	-21

Equity-settled compensation expense	797	772

Loss from associated companies	10	35

Income taxes	1 571	1 236

Net financial expense	884	624

Other		-108

Total	7 927	7 523

[1] Includes fair value changes
6.2. Cash flows from changes in working capital and other operating items included in the net cash flows from operating activities
(USD millions)	Q3 2025	Q3 2024	9M 2025	9M 2024

(Increase)/decrease in inventories	-128	90	-117	-56

Decrease/(increase) in trade receivables	180	328	-1 030	-1 093

Decrease in trade payables	-60	-109	-375	-660

Change in other current and non-current assets	392	-52	140	-429

Change in other current liabilities	952	783	1 392	1 527

Total	1 336	1 040	10	-711

6.3. Cash flows related to acquisitions of businesses
The following table is a summary of the cash flow impact of acquisitions of businesses:
(USD millions)	Q3 2025	Q3 2024	9M 2025	9M 2024

Total purchase consideration for acquisitions of businesses		-6		-4 111

Acquired cash and cash equivalents				236

Contingent consideration payable, net	1	6	-126	286

Payments, deferred considerations and other adjustments, net		-58		-3

Acquisitions of businesses [1]	1	-58	-126	-3 592

[1] The first nine months of 2024 included the payments for purchases of MorphoSys shares by Novartis during the Offer period totaling EUR 0.3 billion (USD 0.3 billion), see Note 3 for further information (Q3 2024: nil). Also included in the first nine months of 2024 and the third quarter of 2024 is a payment of EUR 53 million (USD 58 million) in relation to the MorphoSys acquisition.

Note 3 provides disclosure of the fair value of assets and liabilities acquired through business combinations. All considerations paid for acquisitions were in cash.
6.4. Cash flows used for acquisitions by applying the optional concentration test
In 2025, the total cash consideration paid for acquisitions where the Company elected to apply the optional concentration test to determine that the transaction is not a business combination within the meaning of IFRS Accounting Standards, and to account for the acquisition as assets separately acquired amounted to USD 1.6 billion (Q3 2025: USD 0.1 billion), net of cash and cash equivalents acquired of USD 88 million (Q3 2025: USD 18 million). In 2024 there were no acquisitions where the Company elected to apply the optional concentration test.
Note 3 provides disclosure of the identifiable net assets acquired through acquisitions where the Company elected to apply the optional concentration test. All consideration paid for acquisitions were in cash.
6.5. Cash flows related to divestments of businesses
The following table is a summary of the cash flow impact of divestments of businesses:
(USD millions)	Q3 2025	Q3 2024	9M 2025	9M 2024

Total consideration from divestments of businesses	7		7

Divested cash and cash equivalents	-3		-3

Payments, deferred considerations and other adjustments, net	-68	7	-83	-57

Divestments of businesses, net [1]	-64	7	-79	-57

[1] In the first nine months of 2025, USD 79 million (Q3 2025: USD 64 million) represented the net cash outflows from divestments related to both the current and prior years, including USD 15 million (Q3 2025: USD 15 million) in net sale proceeds from a divestment.

In the first nine months of 2024, USD 57 million (Q3 2024: USD 7 million, net cash inflows) represented the net cash outflows from divestments in prior years.
All considerations received from divestments were in cash.
Net assets derecognized related to divestments of businesses
The following table presents the net assets derecognized related to divestments of businesses, summarized by major categories:
(USD millions)	Sep 30, 2025

Non-current assets	7

Current assets (excl. cash and cash equivalents)	25

Cash and cash equivalents	3

Non-current and current liabilities	-23

Net assets divested	12

Non-controlling interests	-5

Total consideration from divestments of businesses	7

In the first nine months of 2024, there were no divestments of businesses.

7. Legal proceedings update
A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. Legal proceedings are inherently unpredictable. As a result, the Company may become subject to substantial liabilities that may not be covered by insurance and may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 20 to the Consolidated Financial Statements in our 2024 Annual Report and 2024 Form 20-F contains a summary as of the date of these reports of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of October 27, 2025, of significant developments in those proceedings, as well as any new significant proceedings commenced since the date of the 2024 Annual Report and 2024 Form 20-F.
Investigations and related litigations
Inflation Reduction Act (IRA) litigation
In 2023, following the U.S. government’s selection of Entresto for the first round of the IRA’s “Medicare Drug Price Negotiation Program,” NPC filed a complaint in the U.S. District Court (USDC) for the District of New Jersey on the grounds that those drug price-setting provisions are unconstitutional under the First, Fifth and Eighth Amendments to the U.S. Constitution. In October 2024, the court granted the government’s motion for summary judgment. NPC appealed to the Third Circuit. In September 2025, the Third Circuit affirmed.
Shareholder derivative lawsuit
In 2021, NPC, Sandoz Inc., Novartis Capital Corporation and certain present and former directors and officers of Novartis were named as defendants, and Novartis was named as a nominal defendant, in a purported shareholder derivative lawsuit filed in New York State Court. The plaintiffs, derivatively as purported Novartis shareholders on behalf of Novartis, seek damages and other remedies based on alleged conduct by the corporate and individual defendants. In 2022, the court granted Novartis motion to dismiss the lawsuit, which the plaintiffs have appealed. In July 2025, the plaintiffs dismissed their appeal.
Lucentis/Avastin® matters
In 2019, the French Competition Authority (FCA) issued a Statement of Objections against Novartis entities, alleging anti-competitive practices on the French market for anti-vascular endothelial growth factor treatments for wet age-related macular degeneration from 2008 to 2013. In 2020, the FCA issued a decision finding that the Novartis entities had infringed competition law by abusing a dominant position and imposing a fine equivalent to approximately USD 452 million. Novartis paid the fine, again subject to recoupment, and appealed the FCA’s decision. In February 2023, the Paris Court of Appeal (Court) overturned the FCA’s decision which triggered the reimbursement of the originally paid fine (recorded as “Other income” in the Company’s consolidated income statement), and, in March 2023, the FCA appealed the Court’s decision. In June 2025, France’s Supreme Court (SC) overturned the Court’s decision and sent the case back to the Court for further proceedings. The SC decision entitles the FCA to re-impose its original fine on Novartis pending appeal. Novartis recorded in June 2025 a USD 443 million expense related to this matter (recorded to “Other Expense” in the Company’s consolidated income statement). Novartis is the subject of similar investigations and proceedings involving the competition authority in Greece and is currently in an appeal process in Türkiye. Novartis continues to vigorously contest all claims. Novartis is also challenging policies and regulations allowing off-label/unlicensed use and reimbursement for economic reasons in Türkiye.
Greece investigation
The Greek authorities are investigating legacy allegations of potentially inappropriate economic benefits to healthcare providers (HCPs), government officials and others in Greece. These authorities include the Greek Coordinating Body for Inspection and Control, and the Greek Body of Prosecution of Financial Crime (SDOE), from which the Company received a summons in 2018 and 2020. Novartis has cooperated in these investigations. In 2021, SDOE imposed on Novartis Hellas a fine equivalent to approximately USD 1.2 million; Novartis Hellas appealed the fine and, in September 2023, the Court overturned the decision and fine. The Greek State filed an appeal. In 2022, the Greek State served a civil lawsuit on Novartis Hellas, seeking approximately USD 225 million for moral damages allegedly arising from the conduct that was the subject of the Company’s 2020 settlement with the US Department of Justice regarding allegations of inappropriate economic benefits in Greece that was disclosed in the 2020 Annual Report and the 2020 Form 20-F. In May 2025, the court published a decision rejecting the claims of the Greek State, which the Greek State appealed in October 2025. In June 2025, the National Social Security Fund of Greece filed a civil lawsuit against Novartis seeking approximately EUR 229 million for moral damages arising from the same facts. The claims will be vigorously contested.
340B Drug Pricing Program litigation
NPC has brought litigation challenging a number of state statutes purporting to add further obligations on manufacturers under the federal 340B program as to the use of contract pharmacies in those states. NPC has also brought litigation challenging the federal government’s refusal to allow NPC to apply a rebate payment model for the 340B program. In addition, in 2021 and 2023, two medical centers filed Administrative Dispute Resolution proceedings against NPC, seeking the return of alleged overcharges resulting from NPC’s contract pharmacy policy. NPC moved to dismiss these proceedings. In June 2025, HRSA informed NPC that it found no overcharge in the 2023 case and dismissed the petition. Also in 2021, NPC received a civil investigative subpoena from the Office of the Attorney General of the State of Vermont (Vermont AG) requesting the production of documents and information concerning NPC’s participation in the 340B Drug Pricing Program in Vermont. NPC responded by providing documents and information to the Vermont AG in 2021 and there have been no further actions since that time.
In addition to the matters described above, there have been other non-material developments in the other legal matters described in Note 20 to the Consolidated Financial Statements contained in our 2024 Annual Report and 2024 Form 20-F.
Novartis believes that its total provisions for investigations, product liability, arbitration and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, there can be no assurance that additional liabilities and costs will not be incurred beyond the amounts provided.
8. Operating segment
Novartis operates as a single global operating segment innovative medicines company that is engaged in the research, development, manufacturing, distribution and commercialization and sale of innovative medicines, with a focus on the core therapeutic areas: cardiovascular, renal and metabolic; immunology; neuroscience; oncology; and established brands. The Company’s research, development, manufacturing and supply of products and functional activities are managed globally on a vertically integrated basis. Commercial efforts that coordinate marketing, sales and distribution of these products are organized by geographic region, therapeutic area and established brands.
The Executive Committee of Novartis (ECN), chaired by the CEO, is the governance body responsible for allocating resources and assessing the business performance of the operating segment of the Company on a global basis and is the chief operating decision-maker (CODM) for the Company.
The determination of a single operating segment is consistent with the financial information regularly reviewed by the CODM for purposes of assessing performance and allocating resources.
See Note 9 for revenues and geographic information disclosures.

9. Revenues and geographic information
Net sales to third parties
Net sales to third parties by region1
Third quarter
	Q3 2025 USD m	Q3 2024 USD m	% change USD	% change cc 2	Q3 2025 % of total	Q3 2024 % of total

US	6 036	5 410	12	12	43	42

Europe	4 251	3 964	7	2	31	31

Asia/Africa/Australasia	2 666	2 534	5	4	19	20

Canada and Latin America	956	915	4	15	7	7

Total	13 909	12 823	8	7	100	100

Of which in established markets	10 489	9 512	10	8	75	74

Of which in emerging growth markets	3 420	3 311	3	5	25	26

[1] Net sales to third parties by location of customer. Emerging growth markets comprise all markets other than the established markets of the US, Canada, Western Europe, Japan, Australia and New Zealand. Novartis definition of Western Europe includes Austria, Belgium, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, Malta, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 42.
Nine months to September 30
	9M 2025 USD m	9M 2024 USD m	% change USD	% change cc 2	9M 2025 % of total	9M 2024 % of total

US	17 997	15 144	19	19	44	41

Europe	12 326	11 595	6	4	30	31

Asia/Africa/Australasia	8 151	7 708	6	6	20	21

Canada and Latin America	2 722	2 717	0	13	6	7

Total	41 196	37 164	11	11	100	100

Of which in established markets	30 695	27 162	13	12	75	73

Of which in emerging growth markets	10 501	10 002	5	8	25	27

[1] Net sales to third parties by location of customer. Emerging growth markets comprise all markets other than the established markets of the US, Canada, Western Europe, Japan, Australia and New Zealand. Novartis definition of Western Europe includes Austria, Belgium, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, Malta, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 42.

Net sales to third parties by core therapeutic area and established brands
Third quarter
	Q3 2025	Q3 2024	% change	% change
	USD m	USD m	USD	cc 1

Cardiovascular, renal and metabolic
Entresto	1 877	1 865	1	-1

Leqvio	308	198	56	54

Total cardiovascular, renal and metabolic	2 185	2 063	6	4

Immunology
Cosentyx	1 698	1 693	0	-1

Ilaris	473	372	27	26

Xolair [2]	440	418	5	3

Total immunology	2 611	2 483	5	4

Neuroscience
Kesimpta	1 222	838	46	44

Zolgensma	301	308	-2	-5

Aimovig	86	79	9	2

Total neuroscience	1 609	1 225	31	29

Oncology
Kisqali	1 329	787	69	68

Tafinlar + Mekinist	550	534	3	1

Jakavi	539	500	8	4

Promacta/Revolade	362	569	-36	-38

Pluvicto	564	386	46	45

Tasigna	221	419	-47	-48

Scemblix	358	182	97	95

Lutathera	213	190	12	11

Fabhalta [3]	149	44	239	236

Piqray/Vijoice	90	111	-19	-19

Total oncology [4]	4 375	3 722	18	16

Established brands
Sandostatin Group	302	305	-1	-1

Exforge Group	176	174	1	0

Lucentis	148	245	-40	-42

Diovan Group	143	150	-5	-5

Galvus Group	126	159	-21	-20

Kymriah [4]	97	102	-5	-7

Contract manufacturing	396	279	42	36

Other [4]	1 741	1 916	-9	-8

Total established brands [4]	3 129	3 330	-6	-6

Total net sales to third parties	13 909	12 823	8	7

[1] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 42.
[2] Net sales to third parties reflect Xolair sales for all indications.
[3] Net sales to third parties reflect Fabhalta sales for all indications.
[4] Reclassified to conform with 2025 presentation of brands by therapeutic area and established brands.

Net sales to third parties by core therapeutic area and established brands
Nine months to September 30
	9M 2025	9M 2024	% change	% change
	USD m	USD m	USD	cc 1

Cardiovascular, renal and metabolic
Entresto	6 495	5 642	15	15

Leqvio	863	531	63	61

Total cardiovascular, renal and metabolic	7 358	6 173	19	19

Immunology
Cosentyx	4 861	4 545	7	7

Ilaris	1 369	1 096	25	24

Xolair [2]	1 339	1 244	8	8

Total immunology [3]	7 569	6 885	10	10

Neuroscience
Kesimpta	3 198	2 274	41	40

Zolgensma	925	952	-3	-4

Aimovig	245	232	6	3

Total neuroscience [3]	4 368	3 458	26	26

Oncology
Kisqali	3 462	2 131	62	63

Tafinlar + Mekinist	1 675	1 531	9	9

Jakavi	1 555	1 449	7	6

Promacta/Revolade	1 410	1 633	-14	-14

Pluvicto	1 389	1 041	33	33

Tasigna	925	1 260	-27	-26

Scemblix	894	482	85	84

Lutathera	613	534	15	14

Fabhalta [4]	350	72	nm	nm

Piqray/Vijoice	301	340	-11	-11

Total oncology [3]	12 574	10 473	20	20

Established brands
Sandostatin Group	922	973	-5	-5

Exforge Group	546	544	0	2

Lucentis	510	834	-39	-39

Diovan Group	447	450	-1	0

Galvus Group	373	458	-19	-16

Kymriah [3]	296	335	-12	-12

Contract manufacturing	1 015	829	22	20

Other [3]	5 218	5 752	-9	-7

Total established brands [3]	9 327	10 175	-8	-7

Total net sales to third parties	41 196	37 164	11	11

[1] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 42.
[2] Net sales to third parties reflect Xolair sales for all indications.
[3] Reclassified to conform with 2025 presentation of brands by therapeutic area and established brands.
[4] Net sales to third parties reflect Fabhalta sales for all indications.

nm = not meaningful

Net sales to third parties of the top 20 brands in 20251
Third quarter
			US		Rest of world			Total

Brands	Brand classification by therapeutic area or established brands	Key indications	USD m	% change USD/cc 2	USD m	% change USD	% change cc 2	USD m	% change USD	% change cc 2

Entresto	Cardiovascular, renal and metabolic	Chronic heart failure, hypertension	798	-13	1 079	13	11	1 877	1	-1

Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA), hidradenitis suppurativa (HS)	1 005	1	693	-1	-3	1 698	0	-1

Kisqali	Oncology	HR+/HER2- metastatic breast cancer and early breast cancer	844	91	485	40	37	1 329	69	68

Kesimpta	Neuroscience	Relapsing forms of multiple sclerosis (MS)	828	45	394	48	43	1 222	46	44

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic and adjuvant melanoma, advanced non-small cell lung cancer (NSCLC), tumor agnostic with BRAF mutation indication, pediatric low grade glioma (pLGG)	232	2	318	4	0	550	3	1

Jakavi	Oncology	Myelofibrosis (MF), polycythemia vera (PV), graft-versus-host disease (GvHD)			539	8	4	539	8	4

Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	88	-71	274	4	1	362	-36	-38

Pluvicto	Oncology	PSMA-positive mCRPC patients post-ARPI, pre- and post-Taxane	460	53	104	22	18	564	46	45

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD, gout)	269	31	204	22	18	473	27	26

Xolair [3]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps, food allergy (FA)			440	5	3	440	5	3

Tasigna	Oncology	Chronic myeloid leukemia (CML)	79	-65	142	-26	-27	221	-47	-48

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	97	-4	204	-1	-5	301	-2	-5

Sandostatin Group	Established brands	Carcinoid tumors, acromegaly	176	-6	126	7	7	302	-1	-1

Scemblix	Oncology	Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML) in chronic phase (CP); Ph+ CML in CP with the T315I mutation	233	108	125	79	73	358	97	95

Leqvio	Cardiovascular, renal and metabolic	Atherosclerotic cardiovascular disease (ASCVD)	146	45	162	67	63	308	56	54

Lutathera	Oncology	GEP-NETs gastroenteropancreatic neuroendocrine tumors	152	13	61	9	4	213	12	11

Exforge Group	Established brands	Hypertension	1	0	175	1	1	176	1	0

Lucentis	Established brands	Age-related macular degeneration (AMD), diabetic macular edema (DME), retinal vein occlusion (RVO)			148	-40	-42	148	-40	-42

Diovan Group	Established brands	Hypertension	7	17	136	-6	-6	143	-5	-5

Galvus Group	Established brands	Type 2 diabetes			126	-21	-20	126	-21	-20

Top 20 brands total			5 415	12	5 935	9	6	11 350	10	9

Rest of portfolio			621	6	1 938	0	-1	2 559	1	1

Total net sales to third parties			6 036	12	7 873	6	4	13 909	8	7

[1] Net sales to third parties by location of customer.
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 42.
[3] Net sales to third parties reflect Xolair sales for all indications.

Net sales to third parties of the top 20 brands in 20251
Nine months to September 30
			US		Rest of world			Total

Brands	Brand classification by therapeutic area or established brands	Key indications	USD m	% change USD/cc 2	USD m	% change USD	% change cc 2	USD m	% change USD	% change cc 2

Entresto	Cardiovascular, renal and metabolic	Chronic heart failure, hypertension	3 190	14	3 305	17	16	6 495	15	15

Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA), hidradenitis suppurativa (HS)	2 741	9	2 120	5	5	4 861	7	7

Kisqali	Oncology	HR+/HER2- metastatic breast cancer and early breast cancer	2 180	93	1 282	28	29	3 462	62	63

Kesimpta	Neuroscience	Relapsing forms of multiple sclerosis (MS)	2 128	38	1 070	46	44	3 198	41	40

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic and adjuvant melanoma, advanced non-small cell lung cancer (NSCLC), tumor agnostic with BRAF mutation indication, pediatric low grade glioma (pLGG)	686	12	989	8	7	1 675	9	9

Jakavi	Oncology	Myelofibrosis (MF), polycythemia vera (PV), graft-versus-host disease (GvHD)			1 555	7	6	1 555	7	6

Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	603	-29	807	4	3	1 410	-14	-14

Pluvicto	Oncology	PSMA-positive mCRPC patients post-ARPI, pre- and post-Taxane	1 105	26	284	73	71	1 389	33	33

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD, gout)	747	32	622	17	16	1 369	25	24

Xolair [3]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps, food allergy (FA)			1 339	8	8	1 339	8	8

Tasigna	Oncology	Chronic myeloid leukemia (CML)	438	-30	487	-23	-22	925	-27	-26

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	322	-5	603	-2	-3	925	-3	-4

Sandostatin Group	Established brands	Carcinoid tumors, acromegaly	560	-9	362	1	2	922	-5	-5

Scemblix	Oncology	Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML) in chronic phase (CP); Ph+ CML in CP with the T315I mutation	578	90	316	79	75	894	85	84

Leqvio	Cardiovascular, renal and metabolic	Atherosclerotic cardiovascular disease (ASCVD)	411	53	452	73	70	863	63	61

Lutathera	Oncology	GEP-NETs gastroenteropancreatic neuroendocrine tumors	441	18	172	8	6	613	15	14

Exforge Group	Established brands	Hypertension	4	-33	542	1	3	546	0	2

Lucentis	Established brands	Age-related macular degeneration (AMD), diabetic macular edema (DME), retinal vein occlusion (RVO)			510	-39	-39	510	-39	-39

Diovan Group	Established brands	Hypertension	27	29	420	-2	-1	447	-1	0

Galvus Group	Established brands	Type 2 diabetes			373	-19	-16	373	-19	-16

Top 20 brands total			16 161	20	17 610	9	9	33 771	14	14

Rest of portfolio			1 836	9	5 589	-5	-3	7 425	-2	0

Total net sales to third parties			17 997	19	23 199	5	6	41 196	11	11

[1] Net sales to third parties by location of customer.
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 42.
[3] Net sales to third parties reflect Xolair sales for all indications.

Other revenues
(USD millions)	Q3 2025	Q3 2024	9M 2025	9M 2024

Profit sharing income	355	276	968	758

Royalty income [1]	26	6	352	30

Milestone income	7	6	96	26

Other [2]	61	61	202	186

Total other revenues	449	349	1 618	1 000

[1] In the first nine months of 2025, royalty income includes a royalty settlement of USD 0.3 billion.
[2] Other includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales to third parties.
10. Other interim disclosures
Property, plant and equipment, right-of-use assets and intangible assets
The following table shows additional disclosures related to property, plant and equipment, right-of-use assets and intangible assets:
(USD millions)	Q3 2025	Q3 2024	9M 2025	9M 2024

Property, plant and equipment impairment charges	-9	-2	-15	-12

Property, plant and equipment depreciation charge	-237	-220	-693	-657

Right-of-use assets impairment reversal		1		1

Right-of-use assets depreciation charge	-69	-67	-202	-191

Intangible assets impairment charges [1]	-96	-811	-190	-1 005

Intangible assets impairment reversal		9		9

Intangible assets amortization charge	-953	-874	-2 674	-2 585

[1] Q3 2024 and 9M 2024 include an impairment of goodwill related to the MorphoSys business acquisition (USD 0.8 billion). See Note 3 for additional information.

In the first nine months of 2025 and 2024, there were no impairment charges on right-of-use assets and no reversals of impairment charges on property, plant and equipment.
The following table shows the additions to property, plant and equipment, right-of-use assets and intangible assets other than goodwill excluding the impacts of business combinations and acquisitions applying the optional concentration test, which are disclosed in Note 3:
(USD millions)	Q3 2025	Q3 2024	9M 2025	9M 2024

Additions to property, plant and equipment	372	379	931	885

Additions to right-of-use assets	168	115	305	212

Additions to intangible assets other than goodwill	481	337	1 858	1 512

Financial debt
In February 2025, Novartis repaid a 5-year US dollar denominated bond of USD 1.0 billion with a coupon of 1.75% at maturity.
In May 2025, Novartis repaid a 10-year Swiss franc denominated bond of CHF 500 million with a coupon of 0.25% at maturity.
Income taxes
The Basel-Stadt cantonal tax rate change, enacted March 23, 2025, and effective January 1, 2026, will increase the cantonal tax rate from 6.5% to 8.5% and the blended Swiss cantonal and federal tax rate from 13.04% to 14.53%, impacting the Company’s Basel-Stadt-domiciled operating subsidiaries. The enactment required revaluation of deferred tax assets and liabilities to the new tax rates at the date of enactment. The impact of the deferred tax assets and liabilities revaluation recognized in the first quarter of 2025 was not material.
On July 4, 2025, the United States enacted Public Law No. 119–21 (commonly referred to as the “One Big Beautiful Bill Act” (“OBBBA”) that contains tax reform provisions. The OBBBA leaves the U.S. corporate tax rate unchanged at 21% and, in addition, among other changes, extends or revises key provisions of the Tax Cuts and Jobs Act (“TCJA”) enacted in 2017, which were set to expire or change at the end of 2025.
For the reporting period ending September 30, 2025, the Company has assessed and recognized the OBBBA impacts. Certain provisions of the OBBBA required a revaluation of a deferred tax asset, that was recognized in the third quarter of 2025 and was not material to the consolidated financial statements. However, given the complexity of tax laws, related regulations, and evolving interpretations, our estimates may require revision as additional information becomes available regarding the application of the OBBBA provisions.
Commitments
Research and development and acquisition agreement commitments
The Company has entered into long-term research and development agreements with various institutions and acquisition agreements with third parties accounted for as assets separately acquired (by electing to apply the optional concentration test) related to intangible assets. These agreements may provide for potential milestone payments by Novartis, which are dependent on successful clinical development, or meeting specified sales targets, or other conditions that are specified in the agreements.
As of September 30, 2025, the amount and estimated timing of the Company’s commitments to make payments under those agreements, which are shown without risk adjustment and on an undiscounted basis, were as follows:
(USD millions)	Sep 30, 2025

2025	47

2026	463

2027	1 253

2028	1 219

2029	700

2030	1 030

Thereafter	11 691

Total	16 403

Other commitments
On July 7, 2025, the Company entered into a lease agreement that has not yet commenced with an undiscounted commitment amount of USD 0.8 billion. The estimated timing of the commitment is as follows: nil in 2025, 2026 and 2027, USD 16 million in 2028, USD 40 million in 2029, USD 41 million in 2030, and USD 0.7 billion thereafter.
The Company routinely acquires interests in intellectual property focused on key disease areas and indications that the Company expects to be growth drivers in the future.
On September 9, 2025, Novartis entered into an agreement and plan of merger to acquire Tourmaline Bio, Inc. (“Tourmaline”), a US-based, publicly traded clinical-stage biopharmaceutical company focused on developing a treatment option for atherosclerotic cardiovascular disease.
Pursuant to the Merger Agreement, on September 29, 2025, Novartis, through an indirect, wholly owned subsidiary, commenced a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock of Tourmaline in exchange for USD 48.00 in cash per share. The tender offer will expire at one minute past 11:59 p.m., New York City time on October 27, 2025 with a payment due on October 28, 2025 in the amount of approximately USD 1.4 billion for the tendered outstanding shares to the Tourmaline shareholders. On October 28, 2025, the acquiring subsidiary is expected to merge with and into Tourmaline, resulting in Tourmaline becoming an indirect wholly owned subsidiary of Novartis, and Tourmaline shares admitted to trading on NASDAQ are expected to be voluntary delisted. As the transaction is expected to close on October 28, 2025 the purchase price allocation is incomplete.
The Company has a commitment related to a long-term research and development agreement that was entered into in the third quarter 2025 that closed on October 17, 2025 totaling USD 1.0 billion, of which USD 0.2 billion was paid on October 23, 2025.
The Company has a commitment related to a purchase agreement entered into on October 25, 2025 to acquire Avidity Biosciences, Inc. totaling USD 12 billion in cash, which is expected to close in first half of 2026. The completion of the transaction is subject to the satisfaction of conditions precedent in the agreement.

11. Events subsequent to the September 30, 2025, consolidated balance sheet date
In the third quarter, the Company entered into a long-term research and development agreement which closed on October 17, 2025. In addition, on October 25, 2025 the Company entered into a commitment related to a purchase agreement to acquire a business. See Note 10 for further information.

Supplementary information (unaudited)

Non-IFRS measures as defined by Novartis
Novartis uses certain non-IFRS Accounting Standards metrics when measuring performance, especially when measuring current-year results against prior periods, including core results, constant currencies and free cash flow. These are referred to by Novartis as non-IFRS measures.
Despite the use of these measures by management in setting goals and measuring the Company’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS Accounting Standards. As a result, such measures have limits in their usefulness to investors.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS Accounting Standards measures) may not be comparable to the calculation of similar measures of other companies. These non-IFRS measures are presented solely to permit investors to more fully understand how the Company’s management assesses underlying performance. These non-IFRS measures are not, and should not be viewed as, a substitute for IFRS Accounting Standards measures and should be viewed in conjunction with the consolidated financial statements presented in accordance with IFRS Accounting Standards.
As an internal measure of Company performance, these non-IFRS measures have limitations, and the Company’s performance management process is not solely restricted to these metrics.
Core results
The Company’s core results – including core operating income, core net income and core earnings per share – exclude fully the amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss, impact of IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” to other financial income and expense, and certain acquisition- and divestment-related items. The following items that exceed a threshold of USD 25 million are also excluded: integration- and divestment-related income and expenses; divestment gains and losses; restructuring charges/releases and related items; legal-related items; impairments of property, plant and equipment, software, and financial assets, and income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a USD 25 million threshold.
Novartis believes that investor understanding of the Company’s performance is enhanced by disclosing core measures of performance since, core measures exclude items that can vary significantly from year to year, they enable better comparison of business performance across years. For this same reason, Novartis uses these core measures in addition to IFRS Accounting Standards measures and other measures as important factors in assessing the Company’s performance.
The following are examples of how these core measures are used:
• In addition to monthly reports containing financial information prepared under IFRS Accounting Standards, senior management receives a monthly analysis incorporating these non-IFRS core measures.
• Annual budgets are prepared for both IFRS Accounting Standards and non-IFRS core measures.
As an internal measure of Company performance, the core results measures have limitations, and the Company’s performance management process is not solely restricted to these metrics. A limitation of the core results measures is that they provide a view of the Company’s operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of intangible assets, impairments to property, plant and equipment and restructurings and related items.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect the Company’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:
• The impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD
• The impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
We calculate constant currency measures by translating the current year’s foreign currency values for sales and other income statement items into USD (excluding the IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” adjustments to the local currency income statements of subsidiaries operating in hyperinflationary economies), using the average exchange rates from the prior year and comparing them to the prior year values in USD.

We use these constant currency measures in evaluating the Company’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance that are not affected by changes in the relative value of currencies.
Growth rate calculation
For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared with the prior year is shown as a positive growth.
Free cash flow
Novartis defines free cash flow as net cash flows from operating activities less purchases of property, plant and equipment. Management believes that this definition provides a performance measure that focuses on core operating activities, and also excludes items that can vary significantly from year to year, thereby enabling better comparison of business performance across years.
Free cash flow is a non-IFRS measure, which means it should not be interpreted as a measure determined under IFRS Accounting Standards. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS Accounting Standards. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Company’s ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is a measure of the net cash generated that is available for investment in strategic opportunities, returning to shareholders and for debt repayment.
Additional information
Net debt
Novartis calculates net debt as current financial debts and derivative financial instruments plus non-current financial debts less cash and cash equivalents and marketable securities, time deposits and derivative financial instruments.
Net debt is presented as additional information because it sets forth how management monitors net debt or liquidity and management believes it is a useful supplemental indicator of the Company’s ability to pay dividends, to meet financial commitments, and to invest in new strategic opportunities, including strengthening its balance sheet.
See page 49 for additional disclosures related to net debt.

Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results
The following tables provide an overview of the reconciliation from IFRS Accounting Standards results to non-IFRS measure core results:
(USD millions unless indicated otherwise)	Q3 2025	Q3 2024	9M 2025	9M 2024

IFRS Accounting Standards operating income	4 501	3 627	14 028	11 014

Amortization of intangible assets	875	799	2 434	2 374

Impairments

Intangible assets	94	802	187	996

Property, plant and equipment related to the company-wide rationalization of manufacturing sites			1

Other property, plant and equipment		1		7

Total impairment charges	94	803	188	1 003

Acquisition or divestment of businesses and related items

- Income	-90	-100	-307	-315

- Expense	82	125	328	355

Total acquisition or divestment of businesses and related items, net	-8	25	21	40

Other items

Divestment gains		-27	-50	-46

Financial assets - fair value adjustments	-71	7	-33	13

Restructuring and related items

- Income	-4	-25	-64	-106

- Expense	71	77	363	335

Legal-related items

- Income			-280

- Expense	-1	39	442	89

Additional income	-30	-90	-200	-105

Additional expense	33	-90	111	24

Total other items	-2	-109	289	204

Total adjustments	959	1 518	2 932	3 621

Core operating income	5 460	5 145	16 960	14 635

as % of net sales	39.3%	40.1%	41.2%	39.4%

Loss from associated companies	-4	-4	-10	-35

Core adjustments to loss from associated companies, net of tax				26

Interest expense	-281	-264	-840	-731

Other financial income and expense	-20	26	-44	107

Core adjustments to other financial income and expense	13	30	70	105

Income taxes, adjusted for above items (core income taxes)	-838	-800	-2 614	-2 285

Core net income	4 330	4 133	13 522	11 822

Core net income attributable to shareholders of Novartis AG	4 329	4 136	13 517	11 825

Core net income attributable to non-controlling interests [1]	1	-3	5	-3

Core basic EPS (USD) [2]	2.25	2.06	6.94	5.83

[1] Core net income attributable to non-controlling interests includes impairment charges related to an intangible asset.
[2] Core earnings per share (EPS) is calculated by dividing core net income attributable to shareholders of Novartis AG by the weighted average number of shares outstanding used in the basic EPS calculation in the reporting period.

Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results
Third quarter
(USD millions unless indicated otherwise)	Q3 2025 IFRS Accounting Standards results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	Q3 2025 Core results	Q3 2024 Core results

Gross profit	10 819	688			4	11 511	10 669

Operating income	4 501	875	94	-8	-2	5 460	5 145

Income before taxes	4 196	875	94	-8	11	5 168	4 933

Income taxes [5]	-266	-169	-18	5	-390	-838	-800

Net income	3 930					4 330	4 133

Net income attributable to shareholders of Novartis AG	3 928					4 329	4 136

Basic EPS (USD) [6]	2.04					2.25	2.06

The following are adjustments to arrive at core gross profit

Cost of goods sold	-3 539	688			4	-2 847	-2 503

The following are adjustments to arrive at core operating income

Selling, general and administration	-3 308				4	-3 304	-3 133

Research and development	-2 944	187	94	2	-16	-2 677	-2 321

Other income	269			-90	-83	96	91

Other expense	-335			80	89	-166	-161

The following are adjustments to arrive at core income before taxes

Other financial income and expense	-20				13	-7	56

[1] Amortization of intangible assets: cost of goods sold includes the amortization of currently marketed products intangible assets; research and development includes the amortization of scientific infrastructure and technologies intangible assets

[2] Impairments: research and development includes net impairment charges related to intangible assets
[3] Acquisition or divestment of businesses and related items, including integration charges: research and development and other expense include integration cost charges; other income and other expense include transitional service-fee income and expenses related to the Sandoz distribution and adjustments to provisions

[4] Other items: cost of goods sold, selling, general and administration, other income and other expense include restructuring income and charges related to the company-wide rationalization of manufacturing sites and other net restructuring charges and related items; research and development includes contingent consideration adjustments; other income and other expense include fair value adjustments on financial assets; other income also includes fair value adjustments on contingent consideration receivable and adjustments to provisions and other items; other expense also includes write-down of assets within other non-current assets; other financial income and expense includes the impact of IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” for subsidiaries operating in hyperinflationary economies

[5] Taxes on the adjustments between IFRS Accounting Standards and core results, for each item included in the adjustment, take into account the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 972 million to arrive at the core results before tax amounts to USD 572 million and the average tax rate on the total adjustments was 58.8%.

[6] Core earnings per share (EPS) is calculated by dividing core net income attributable to shareholders of Novartis AG by the weighted average number of shares outstanding used in the basic EPS calculation in the reporting period.

Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results
Nine months to September 30
(USD millions unless indicated otherwise)	9M 2025 IFRS Accounting Standards results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	9M 2025 Core results	9M 2024 Core results

Gross profit	32 726	2 116			-334	34 508	30 898

Operating income	14 028	2 434	188	21	289	16 960	14 635

Income before taxes	13 134	2 434	188	21	359	16 136	14 107

Income taxes [5]	-1 571	-483	-33	-5	-522	-2 614	-2 285

Net income	11 563					13 522	11 822

Net income attributable to shareholders of Novartis AG	11 575					13 517	11 825

Basic EPS (USD) [6]	5.94					6.94	5.83

The following are adjustments to arrive at core gross profit

Other revenues	1 618				-344	1 274	1 000

Cost of goods sold	-10 088	2 116			10	-7 962	-7 266

The following are adjustments to arrive at core operating income

Selling, general and administration	-9 808				6	-9 802	-9 063

Research and development	-8 037	318	187	3	-3	-7 532	-6 800

Other income	1 043			-307	-367	369	247

Other expense	-1 896		1	325	987	-583	-647

The following are adjustments to arrive at core income before taxes

Other financial income and expense	-44				70	26	212

[1] Amortization of intangible assets: cost of goods sold includes the amortization of currently marketed products intangible assets; research and development includes the amortization of scientific infrastructure and technologies intangible assets

[2] Impairments: research and development includes net impairment charges related to intangible assets; other expense includes net impairment charges related to property, plant and equipment
[3] Acquisition or divestment of businesses and related items, including integration charges: research and development and other expense include integration cost charges; other income and other expense include transitional service-fee income and expenses related to the Sandoz distribution and adjustments to provisions

[4] Other items: other revenues includes milestones income from an outlicensing agreement and a royalty settlement income; cost of goods sold, selling, general and administration, other income and other expense include restructuring income and charges related to the company-wide rationalization of manufacturing sites and other net restructuring charges and related items; research and development includes contingent consideration adjustments; other income and other expense include fair value adjustments on financial assets; other income also includes divestment gains, fair value adjustments on contingent consideration receivable and adjustments to provisions and other items; other expense includes legal related items, loss due to legal entities reorganization, write-down of assets within other non-current assets and other costs and items; other financial income and expense includes the impact of IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” for subsidiaries operating in hyperinflationary economies

[5] Taxes on the adjustments between IFRS Accounting Standards and core results, for each item included in the adjustment, take into account the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 3.0 billion to arrive at the core results before tax amounts to USD 1.0 billion. The average tax rate on the total adjustments was 34.7% since the estimated full year core tax charge of 16.2% has been applied to the pre-tax income of the period.

[6] Core earnings per share (EPS) is calculated by dividing core net income attributable to shareholders of Novartis AG by the weighted average number of shares outstanding used in the basic EPS calculation in the reporting period.

Non-IFRS measure free cash flow
The following tables provide a reconciliation of the three major categories of the IFRS Accounting Standards consolidated statements of cash flows to the non-IFRS measure free cash flow:
Third quarter
	Q3 2025			Q3 2024

(USD millions)	IFRS Accounting Standards cash flow	Adjustments	Free cash flow	IFRS Accounting Standards cash flow	Adjustments	Free cash flow

Net cash flows from operating activities	6 571		6 571	6 286		6 286

Net cash flows used in investing activities [1]	-860	506	-354	-374	53	-321

Net cash flows used in financing activities [2]	-2 789	2 789	0	-382	382	0

Non-IFRS measure free cash flow			6 217			5 965

[1] With the exception of purchases of property, plant and equipment, all net cash flows used in in investing activities are excluded from the free cash flow.
[2] Net cash flows used in financing activities are excluded from the free cash flow.

Nine months to September 30
	9M 2025			9M 2024

(USD millions)	IFRS Accounting Standards cash flow	Adjustments	Free cash flow	IFRS Accounting Standards cash flow	Adjustments	Free cash flow

Net cash flows from operating activities	16 880		16 880	13 426		13 426

Net cash flows used in investing activities [1]	-2 773	1 834	-939	-4 480	3 672	-808

Net cash flows used in financing activities [2]	-16 550	16 550	0	-8 746	8 746	0

Non-IFRS measure free cash flow			15 941			12 618

[1] With the exception of purchases of property, plant and equipment, all net cash flows used in investing activities are excluded from the free cash flow.
[2] Net cash flows used in financing activities are excluded from the free cash flow.

The following tables summarize the non-IFRS measure free cash flow:
Third quarter
(USD millions)	Q3 2025	Q3 2024

Operating income	4 501	3 627

Reversal of non-cash items and other adjustments
Depreciation, amortization and impairments	1 292	1 972

Change in provisions and other non-current liabilities	43	164

Other	355	48

Operating income adjusted for non-cash items	6 191	5 811

Interest received and change in other financial receipts	-21	112

Interest paid and change in other financial payments	-297	-176

Income taxes paid	-366	-285

Payments out of provisions and other net cash movements in non-current liabilities	-272	-216

Change in inventories and trade receivables less trade payables	-8	309

Change in other net current assets and other operating cash flow items	1 344	731

Net cash flows from operating activities	6 571	6 286

Purchases of property, plant and equipment	-354	-321

Non-IFRS measure free cash flow	6 217	5 965

Nine months to September 30
(USD millions)	9M 2025	9M 2024

Operating income	14 028	11 014

Reversal of non-cash items and other adjustments
Depreciation, amortization and impairments	3 739	4 454

Change in provisions and other non-current liabilities	890	531

Other	833	643

Operating income adjusted for non-cash items	19 490	16 642

Dividends received from associated companies and others	1	1

Interest received and other financial receipts	538	347

Interest paid and other financial payments	-790	-672

Income taxes paid	-1 581	-1 334

Payments out of provisions and other net cash movements in non-current liabilities	-788	-847

Change in inventories and trade receivables less trade payables	-1 522	-1 809

Change in other net current assets and other operating cash flow items	1 532	1 098

Net cash flows from operating activities	16 880	13 426

Purchases of property, plant and equipment	-939	-808

Non-IFRS measure free cash flow	15 941	12 618

Additional information
Net debt
Condensed consolidated changes in net debt
Third quarter
(USD millions)	Q3 2025	Q3 2024

Net change in cash and cash equivalents	2 900	5 706

Change in marketable securities, time deposits, financial debts and derivatives financial instruments	519	-3 242

Change in net debt	3 419	2 464

Net debt at July 1	-23 784	-18 760

Net debt at September 30	-20 365	-16 296

Nine months to September 30
(USD millions)	9M 2025	9M 2024

Net change in cash and cash equivalents	-1 903	216

Change in marketable securities, time deposits, financial debts and derivatives financial instruments	-2 321	-6 329

Change in net debt	-4 224	-6 113

Net debt at January 1	-16 141	-10 183

Net debt at September 30	-20 365	-16 296

Components of net debt
(USD millions)	Sep 30, 2025	Dec 31, 2024	Sep 30, 2024

Non-current financial debts	-22 598	-21 366	-23 750

Current financial debts and derivative financial instruments	-7 520	-8 232	-6 566

Total financial debts	-30 118	-29 598	-30 316

Less liquidity

Cash and cash equivalents	9 556	11 459	13 609

Marketable securities, time deposits and derivative financial instruments	197	1 998	411

Total liquidity	9 753	13 457	14 020

Net debt at end of period	-20 365	-16 141	-16 296

Share information
	Sep 30, 2025	Sep 30, 2024

Number of shares outstanding	1 918 792 119	1 999 270 033

Registered share price (CHF)	100.12	97.15

ADR price (USD)	128.24	115.02

Market capitalization (USD billions) [1]	241.1	230.7

Market capitalization (CHF billions) [1]	192.1	194.2

[1] Market capitalization is calculated based on the number of shares outstanding (excluding treasury shares). Market capitalization in USD is based on the market capitalization in CHF converted at the quarter end CHF/USD exchange rate.

Effects of currency fluctuations
Principal currency translation rates
(USD per unit)	Average rates Q3 2025	Average rates Q3 2024	Average rates 9M 2025	Average rates 9M 2024	Period-end rates Sep 30, 2025	Period-end rates Sep 30, 2024

1 CHF	1.249	1.155	1.190	1.135	1.255	1.188

1 CNY	0.140	0.140	0.138	0.139	0.140	0.143

1 EUR	1.168	1.099	1.118	1.087	1.174	1.117

1 GBP	1.348	1.300	1.314	1.277	1.344	1.339

100 JPY	0.678	0.672	0.675	0.662	0.675	0.704

100 RUB	1.240	1.119	1.183	1.107	1.209	1.072

Currency impact on key figures
The following table provides a summary of the currency impact on key Company figures due to their conversion into US dollars, the Company’s reporting currency, of the financial data from entities reporting in non-US dollars. Constant currency (cc) calculations apply the exchange rates of the prior year period to the current period financial data for entities reporting in non-US dollars.
Third quarter
	Change in USD % Q3 2025	Change in constant currencies % Q3 2025	Percentage point currency impact Q3 2025

Net sales to third parties	8	7	1

Operating income	24	27	-3

Net income	23	25	-2

Basic earnings per share (USD)	29	31	-2

Core operating income	6	7	-1

Core net income	5	6	-1

Core basic earnings per share (USD)	9	10	-1

Nine months to September 30
	Change in USD % 9M 2025	Change in constant currencies % 9M 2025	Percentage point currency impact 9M 2025

Net sales to third parties	11	11	0

Operating income	27	31	-4

Net income	27	29	-2

Basic earnings per share (USD)	32	35	-3

Core operating income	16	18	-2

Core net income	14	17	-3

Core basic earnings per share (USD)	19	21	-2

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “anticipate,” “can,” “will,” “continue,” “ongoing,” “growth,” “launch,” “expect,” “expand,” “deliver,” “accelerate,” “guidance,” “outlook,” “priority,” “potential,” “momentum,” “commitment,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding results of ongoing clinical trials; or regarding potential future, pending or announced transactions; regarding potential future sales or earnings; or by discussions of strategy, plans, expectations or intentions, including discussions regarding our continued investment into new R&D capabilities and manufacturing; or regarding our capital structure. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. There can be no guarantee that the investigational or approved products described in this press release will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future. Neither can there be any guarantee that the expected benefits or synergies from the transactions described in this press release will be achieved in the expected timeframe, or at all. In particular, our expectations could be affected by, among other things: uncertainties concerning global healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding the success of key products, commercial priorities and strategy; uncertainties in the research and development of new products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; uncertainties regarding our ability to realize the strategic benefits, operational efficiencies or opportunities expected from our external business opportunities; uncertainties in the development or adoption of potentially transformational digital technologies, including artificial intelligence, and business models; uncertainties surrounding the implementation of our new IT projects and systems; uncertainties regarding potential significant breaches of information security or disruptions of our information technology systems; uncertainties regarding actual or potential legal proceedings, including regulatory actions or delays or government regulation related to the products and pipeline products described in this press release; safety, quality, data integrity, or manufacturing issues; our performance on and ability to comply with environmental, social and governance measures and requirements; major macroeconomic and geo- and socio-political developments, including the impact of any potential tariffs on our products or the impact of war in certain parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s most recently filed Form 20-F and in subsequent reports filed with, or furnished to, the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.
All product names appearing in italics are trademarks owned by or licensed to Novartis.
Additional information and Where to Find It
In connection with the spin-off or sale of SpinCo and the merger (the “Transactions”), Novartis, Avidity and SpinCo intend to file relevant documents with the Securities and Exchange Commission (the “SEC”), including a preliminary and definitive proxy statement to be filed by Avidity. The definitive proxy statement and proxy card will be delivered to the stockholders of Avidity in advance of the special meeting relating to the Transactions. This document is not a substitute for the proxy statement or any other document that may be filed by Avidity with the SEC. AVIDITY’S STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF NOVARTIS AND AVIDITY WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND THE PARTIES TO THE TRANSACTIONS. Investors and security holders will be able to obtain a free copy of the proxy statement and such other documents containing important information about Novartis and Avidity, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Novartis and Avidity make available free of charge at the Novartis website at www.novartis.com/investors/financial-data/sec-filings and Avidity’s website at investors.aviditybiosciences.com/sec-filings, respectively, copies of documents they file with, or furnish to, the SEC.

Participants in the Solicitation
This press release does not constitute a solicitation of a proxy. Novartis, Avidity and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Avidity in connection with the Transactions. Information regarding the special interests of these directors and executive officers in the Transactions will be included in the definitive proxy statement referred to above. Security holders may also obtain information regarding the names, affiliations and interests of the Novartis directors and executive officers in the Novartis Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on January 31, 2025. Security holders may obtain information regarding the names, affiliations and interests of Avidity’s directors and executive officers in Avidity’s definitive proxy statement on Schedule 14A, which was filed with the SEC on April 29, 2025. To the extent the holdings of Avidity’s securities by Avidity’s directors and executive officers have changed since the amounts set forth in Avidity’s definitive proxy statement for its 2025 annual meeting of stockholders, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, the Novartis website at https://www.novartis.com and Avidity’s website at investors.aviditybiosciences.com/sec-filings. The contents of the websites referenced above are not deemed to be incorporated by reference into the proxy statement.
No Offer or Solicitation
This press release is for informational purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.
About Novartis
Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach more than 250 million people worldwide.
Reimagine medicine with us: Visit us at https://www.novartis.com and connect with us on LinkedIn, Facebook, X and Instagram.
Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.
Detailed financial results accompanying this press release are included in the Condensed Interim Financial Report at the link below. Additional information is provided on our business and pipeline of selected compounds in late-stage development. A copy of today’s earnings call presentation can be found at https://www.novartis.com/investors/event-calendar.
Important dates
October 30, 2025
Immunology pipeline event at ACR (virtual)
November 19-20, 2025
Meet Novartis Management 2025 (London, UK)
December 1, 2025
Social Impact & Sustainability annual investor event (virtual)
February 4, 2026
Fourth quarter & full year 2025 results